    Exhibit 2.2
DATED __8 February_ 2023

GLOBAL CROSSING TELECOMMUNICATIONS, INC.
LEVEL 3 INTERNATIONAL SERVICES, INC.
LEVEL 3 INTERNATIONAL, INC. and
CENTURYLINK COMMUNICATIONS, LLC
as Sellers

LEVEL 3 PARENT, LLC
as Sellers’ Guarantor

COLT TECHNOLOGY SERVICES GROUP LIMITED
as Buyer

AGREEMENT for the sale and purchase of the share capital of the companies listed in Schedule 1

Contents
Clause    Name    Page

28 Notices	43
29 Service of process	44
30 Counterparts	45
31 Governing law and jurisdiction	45
Schedule    Name    Page
1    Details of the Target Companies    46
1    Part 1 Details of CenturyLink Europe    46
1    Part 2 Details of Lumen Austria    47
1    Part 3 Details of Lumen EMEA    48
1    Part 4 Details of Lumen Denmark    49
1    Part 5 Details of US Asset Co.    50
1    Part 6 Details of Lumen Technologies Belgium SA    51

2    Other Transferring Companies    52
2    Part 1 Index    52
2    Part 2 Details for Other Transferring Companies    54

3    Pre-Completion Obligations    98

4    Completion formalities    105
4    Part 1 Sellers’ obligations    105
4    Part 2 Buyer’s obligations    108

5    Seller protection provisions    109

6    Provisional Payment    112

7    Completion Statements    113
7    Part 1 Preparation of Completion Statements    113
7    Part 2 Contents of Completion Statements    115
7    Part 3 Illustrative Completion Statements    122

8    Excluded Assets    125

9    Buyer warranties    127

10    Guarantees    128

11    Transaction Perimeter Summary    129

12    Permitted Variances Note    133

13    LTIP/Retention    134

14    Separation and Service Verification Planning Protocol    141

15    Additional Covenants    157

16    Contracts for novation    160

Execution Page    162

Documents in the agreed form
Power of attorney and proxy
Board Resignations
Sellers’ confirmation and waiver letter
Share transfer forms in relation to the Shares
Tax Deed
Transitional Services Agreement
Lumen Master Services Agreement
Merlin Master Services Agreement
IP Licence

DATED ______________ 2023
PARTIES
(1)GLOBAL CROSSING TELECOMMUNICATIONS, INC., a corporation formed in the State of Delaware, United States with company number 2330300 whose registered office is at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 United States of America ( “GCT”)
(2)LEVEL 3 INTERNATIONAL SERVICES, INC., a corporation formed in the State of Delaware, United States with company number 2887924 whose registered office is at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 United States of America (“L3IS”)
(3)LEVEL 3 INTERNATIONAL, INC., a corporation formed in the State of Delaware, United States with company number 2921813 whose registered office is at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 United States of America (“L3I”)
(4)CENTURYLINK COMMUNICATIONS, LLC, a limited liability company formed in the State of Delaware, United States with company number 642301 whose registered office is at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 United States of America (“CCL” and together with GCT, L3IS and L3I, the “Sellers”, and “Seller” means any one of them)
(5)LEVEL 3 PARENT, LLC, a corporation formed in the State of Delaware, United States with company number 6195280 whose registered office is at 1025 Eldorado Blvd Broomfield, Colorado 80021 United States (the “Sellers’ Guarantor”)
(6)COLT TECHNOLOGY SERVICES GROUP LIMITED, a company incorporated in England with registered number 03232904 whose registered office is at Colt House, 20 Great Eastern Street, London, England, EC2A 3EH (the “Buyer”)
BACKGROUND
(A)The Sellers have agreed to sell and the Buyer has agreed to buy the Business (through the acquisition of the entire issued share capital in the Transferring Companies) on the terms set out this Agreement and the related Transaction Documents.
(B)The Sellers’ Guarantor has agreed to guarantee the performance of the Sellers’ obligations under this Agreement and the other Transaction Documents.
OPERATIVE PROVISIONS
1DEFINITIONS AND INTERPRETATION
1.1In this Agreement:
“Accounts” means the unaudited condensed balance sheets and income statements of the Transferring Companies and the Business for the accounting period as of and ended on the Accounts Date, prepared in accordance with Relevant Accounting Standards and subject to the Specific Accounts Qualifications in the agreed form.
“Accounts Date” means 31 December 2021.
“Accountants” means a firm of internationally recognized independent public accountants with significant experience related to purchase price adjustment disputes with respect to transactions similar to the Transaction agreed upon by the Buyer and the Sellers in writing (and if not so agreed within 30 Business Days of the Sellers’ Representative notifying the Buyer or the Buyer notifying the Sellers’ Representative of their wish to appoint an independent firm, the Accountants shall be an accounting firm of national standing designated by the American Institute of

Certified Public Accountants on application of either the Buyer or the Sellers’ Representative).
“Allocation Statement” is defined in Clause 6.7(d).
“Appointer” is defined in Clause 29.3.
“Associate” means in relation to an undertaking, that undertaking and its subsidiary undertakings and parent undertakings and all subsidiary undertakings of any such parent undertakings.
“Assumed Liabilities” is defined in Clause 6.3(f).
“Audited Accounts” is defined in Clause 6.6(a).
“Authority” means a supra-national, national, state, municipal or local authority (including any court, tax authority, subdivision, administrative agency or commission), or any arbitral tribunal or quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority in any jurisdiction, (including any tribunal, securities exchange, competition or antitrust authority, or supervisory body) including the European Union.
“Budgeted Capital Expenditures” means the aggregate amount of Capital Expenditures budgeted for the period between October 1, 2022 and the Effective Time set forth in Schedule 7 (Completion Statements ) as prorated for any Effective Time that occurs prior to the end of any applicable quarter period set forth on this schedule based on the number of days elapsed in such quarter through (and including) the Effective Time relative to the total number of days in such quarter.
“Business” means the electronic communications and network services business of the Sellers’ Group in EMEA consistent with past practice at the date of the Put Option Agreement (excluding, for the avoidance of doubt, the Excluded Business), which includes: provision of telecommunications infrastructure and enterprise services to customers in EMEA; the entire electronic communications and network services business provided in EMEA utilising the subsea cables and cable landing stations (identified in the Transaction Perimeter Summary) and utilising the US Assets.
“Business Day” means a day (other than a Saturday or Sunday) on which the clearing banks in Louisiana, USA, Colorado, USA and London, UK are open for business.
“Buyer Customer” means collectively one or more relevant members of the Buyer’s Group receiving services from the Lumen Service Provider under the Lumen Master Services Agreement.
“Buyer’s Group” means the Buyer and any Associate of it from time to time (including immediately following Completion each Transferring Company) but for the avoidance of doubt shall not include any parent company (or any other subsidiary of such parent company) of Colt Group Holdings Limited.
“Buyer Service Provider” means collectively one or more relevant members of the Buyer’s Group providing services to the Lumen Customer under the Merlin Master Services Agreement.
“Buyer’s Solicitors” means Baker & McKenzie LLP of 100 New Bridge Street, London, EC4V 6JA.
“Capital Expenditures” shall mean capital expenses, as defined and calculated consistent with the same Relevant Accounting Standards, procedures, categorizations, definitions, methods, practices and techniques as adopted and applied in the Accounts, incurred to acquire, maintain or upgrade Transferred Assets used in the operations of the Business. Capital Expenditures shall exclude customer funded IRU capital expenditures included in respect of the IRU Capex Projects, Business funded IRU renewals, and growth initiative capital expenditures.

“Capital Expenditures Amount” means the sum (without duplication) of (i) Capital Expenditures both incurred and paid between October 1, 2022 and the Effective Time (inclusive of such dates), and (ii) Capital Expenditures incurred but not paid and reflected as a current liability in Working Capital, by the Business between October 1, 2022 and the Effective Time (inclusive of such dates).
“Cash” means the aggregate amount of cash and cash equivalents (including any interest incurred) held by a Transferring Company with banks or financial institutions at the Effective Time to the extent such Cash is freely available to be lent or distributed outside the Transferring Companies, or spent by the Transferring Companies in the ordinary course of business (including for these purposes the settlement or discharge of any liability that is included in Debt or Working Capital) and is fully reconciled to bank statements, in each case at the Effective Time, together with Intercompany Receivables, but excluding rent deposits and any cash collateral in respect of bank or other guarantees provided to third parties in each case as set out in the Completion Statement prepared in accordance with Schedule 7, Part 1 (Preparation of Completion Statements ) and Schedule 7, Part 2 (Contents of Completion Statements ).
“CenturyLink Europe” means CenturyLink Europe, B.V., details of which are in Schedule 1, Part 1 (Details of CenturyLink Europe ).
“CFIUS” means the Committee on Foreign Investment in the United States.
“CFIUS Clearance” means that: (a) (i) the Parties have received written notice from CFIUS that the 45-day review period and further investigation period (if any) pursuant to the DPA of the Transaction has been concluded; and (ii) CFIUS has determined that there are no unresolved national security concerns with respect to the Transaction and advised that action pursuant to the DPA, and any investigation related thereto, has been concluded with respect to such Transaction; (b) the Parties have received written notice from CFIUS that CFIUS has concluded that the Transactions are not “covered transactions” pursuant to the DPA and not subject to review under applicable Law; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by the Parties and either (x) the period pursuant to the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transaction has expired without any such action being threatened, announced or taken; or (y) the President of the United States has announced a decision not to take any action to suspend, prohibit or place any limitations on the Transaction.
“CFIUS Condition” is defined in Clause 5.1.
“Claim” means any claim under this Agreement other than pursuant to Clause 4 (Adjustments to Consideration ).
“CMA” means the UK Competition & Markets Authority.
“Code” means the U.S. Internal Revenue Code.
“Commitment Letter” a letter from FMR LLC to (i) Colt Group Holdings Limited, (ii) Colt Avengers Limited, (iii) Colt Lux Group Holding S.à r.l. and (iv) the Buyer setting out the terms and conditions on which FMR LLC will arrange and underwrite: (i) USD1,900,000,000 senior secured term loan facility, and (ii) USD500,000,000 senior secured revolving credit facility.
“Competition Conditions” means the Conditions set out at Clause 5.1(a).
“Completion” means completion of the purchase of the Shares in accordance with Clause 7 (Completion).
“Completion Payments Notice” has the meaning given to it in Clause 3.2.
“Completion Statements” means the combined balance sheet of the Transferring Companies prepared and agreed or determined in accordance with Schedule 7 (Completion Statements ) in order to determine Net Debt and Working Capital.

“Condition” means a condition of Completion as specified in Clause 5.1 (and together, the “Conditions”).
“Confidential Information” means customer details, prices and quantities and other information of a confidential nature (including all proprietary, industrial and commercial information and techniques in whatever form held, such as paper, electronically stored data, magnetic media film and microfilm or orally) and all unpatented, secret (that is, not generally known or easily accessible), substantial (that is, significant and useful for production) and identified (that is, described in a sufficiently comprehensive manner so as to make it possible to verify that it fulfils the criteria of secrecy and substantiality) know-how, expertise, technical or other information developed or acquired by any person including all related ideas, concepts, methods, inventions, discoveries, data, formulae, processes, methods, techniques and specification.
“Contract” means any agreement or commitment whether conditional or unconditional and whether by deed, under hand, oral or otherwise, in each case which is legally binding.
“Consideration” has the meaning given in Clause 3.1.
“Data Room” means the contents of the virtual data room (including all responses to Q&A, RFQs or other due diligence questions raised by the Buyer which are contained therein) hosted by Donnelley Financial Solutions in respect of Project Merlin containing the documents listed in the index attached to the Disclosure Letter.
“Debt” means the aggregate amount of the Intercompany Payables (including any dividends and distributions payable to the Sellers’ Group after the Effective Time) and any other indebtedness in the nature of borrowings of the Transferring Companies and the Business, (including by way of loan stocks, bonds, interest rate swaps, or derivative financial instruments, debentures, notes, overdrafts, mortgages, finance leases, factoring or any other similar arrangements the purpose of which is to raise money), and any unpaid profit-based or corporation income tax liabilities (net of any profit based or corporation income tax assets) and including the Germany RETT but excluding deferred tax assets and deferred tax liabilities, and the IRU Capex Amount, together with any other liability required to be included in Debt in accordance with Schedule 7, Part 2 (Contents of Completion Statements ) and any other liability to the extent it would result in a cash outflow after the Effective Time (except to the extent included in Working Capital or otherwise expressly excluded in accordance with Schedule 7, Part 2 (Contents of Completion Statements )), in each case inclusive of all accrued but unpaid interest, fees, costs, expenses on or in respect of any of the foregoing (including prepayment, termination, redemption or other charges or costs which arise on or as a consequence of Completion but only as this relates to items included in Debt) and gross of any capitalised debt issue costs or loan arrangement fees, in each case as set out in the Completion Statement prepared in accordance with Schedule 7, Part 1 (Preparation of Completion Statements ) and Schedule 7, Part 2 (Contents of Completion Statements ).
“Disclosed” means fairly disclosed with sufficient detail to enable a reasonable buyer to identify the nature and scope of the matter disclosed and the impact on the Business.
“Disclosure Letter” means the letter dated on the date of the Put Option Agreement from the Sellers to the Buyer relating to the Warranties.
“Domain Names” shall mean internet domain names and other computer identifiers including Internet Protocol (IP) addresses.
“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 and 802.
“Dutch Notary” means any civil-law notary (notaris) of Baker & McKenzie Amsterdam N.V., or such civil law notary’s substitute.

“Dutch Transfer Deed” means the notarial deed of transfer pursuant to which all issued and outstanding shares in the capital of CenturyLink Europe, B.V. shall be transferred to the Buyer or its nominee.
“Effective Time” means immediately prior to Completion.
“EMEA” means Austria, Bahrain, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Israel, Italy, Kenya, Liechtenstein, Luxembourg, Monaco, Netherlands, Norway, Poland, Portugal, Qtar, Romania, Saudi Arabia, Serbia, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Turkey, United Kingdom and United Arab Emirates.
“Employee” means those persons listed in the document contained in the Data Room at 2.12.10.5 “Updated Merlin Census with Salary for VDR - as of Oct 21 2022.xlsx”, and any employee hired to replace any such person if their employment terminates prior to Completion, or who is substituted for a person marked as “proxy” in that document, as part of the Reorganisation, in accordance with Clause 6.3(d)(x).
“Encumbrance” means a mortgage, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption), or any arrangement to create any of the same.
“Enterprise Value” means $1,800,000,000 (one billion eight hundred million).
“Equity Interests” means shares, common stock, capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a person the right to receive a share of the profits or losses of, or distribution of assets of, the issuing entity.
“Estimate” is defined in Schedule 6 (Provisional Payment ).
“Exchange Rate” means with respect to a particular currency on a particular date, the closing mid-point rate of exchange for that currency into United States dollars as set out in the London edition of the Financial Times first published after that date.
“Excluded Assets” is defined in Clause 6.3(e).
“Excluded Business” means any other business operated by the Sellers’ Group which does not form part of the Business, including any businesses referred to as Excluded Assets.
“Excluded Companies” means the Parent and each of its Associates other than the Transferring Companies.
“Excluded Liabilit(y)(ies)” means all liabilities relating to the Excluded Assets, all liabilities in respect of the circa $5.7million payable owed to a supplier of Federal services in 2017, all borrowings save to the extent attached to a Transferred Asset (including each Transferring Company), any payables owed to any member of the Sellers’ Group except any balances that are part of Working Capital or Debt, which will not be considered Excluded Liabilities.
“Excluded Marks” means any trademark owned or used by the Sellers or any of their Associates, including those that are comprised of or that include one or more of the following elements: Lumen, CenturyLink, Level 3, Vyvx, Streamroot, Servecast, Footprint, Sandpiper, Digital Island, Cable & Wireless, Focal, Corvis, Broadwing, Impsat and Global Crossing.
“FCC” means the United States Federal Communication Commission or any successor entity.
“FCC Condition” is defined in Clause 5.1.

“FDI Authority” means any relevant government agency, court or body acting pursuant to any foreign direct or national security law, statute or regulation in any jurisdiction in which the Buyer (and/or Sellers as the case may be) is required to submit a mandatory notification in respect of the Transaction.
“Global Vendor Contracts” means those contracts to which a Seller or a member of the Sellers’ Group (other than a Transferring Company) is a signatory that reflect services or supplies provided on a global basis to the Sellers’ Group, including those set out at folder 2.10.1.32 in the Data Room. For the avoidance of doubt, a Transferring Company may be a third party beneficiary of a Global Vendor Contract.
“HSR Act Clearance” means all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any contractual timing commitments with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice through timing agreements or otherwise must have expired, been satisfied, or otherwise been terminated.
“Indemnities” means the specific indemnities set out in Clause 9.1 and “Indemnity” means any one of them.
“IP Licence” means the intellectual property license agreement in the agreed form to be entered into between the Sellers and the Buyer.
“IPR” means rights in and in relation to Confidential Information patents, inventions (whether or not patentable), registered designs, design rights, copyrights (including rights in software) and moral rights, database rights, semi-conductor topography rights, utility models and all rights or forms of protection having an equivalent or similar nature or effect anywhere in the world, whether enforceable, registered, unregistered or registrable (including, where applicable, all renewals, extensions and applications for registration) and the right to sue for damages for past and current infringement (including passing off and unfair competition) in respect of any of those rights.
“Law” means any regulation (including EU regulation), statute, law (including common law), subordinate legislation, act, treaty, ordinance, decree, directive, rule, circular, code, order, recommendation, notice, direction, code of practice, judgement or decision enacted, issued or promulgated by, or entered into with, any Authority and which has the force of law.
“Level 3” means Level 3 Communications LLC, a Delaware limited liability company and party to the Transitional Services Agreement.
“Long Stop Date” means the one year anniversary of the date of the Put Option Agreement.
“Losses” includes, in respect of any matter, all liabilities, damages, payments, fines, penalties, losses, costs (including reasonable legal costs), expenses (including Tax), disbursements.
“Lower Budgeted Capital Expenditure Amount” means the Budgeted Capital Expenditures less twenty percent (20%) of the Budgeted Capital Expenditures amount.
“Lumen Austria” means Lumen Technologies Austria GmbH, details of which are in Schedule 1, Part 2 (Details of Lumen Austria ).
“Lumen Customer” means collectively one or more relevant members of the Sellers’ Group receiving services from the Buyer Service Provider under the Merlin Master Services Agreement.
“Lumen Denmark” means Lumen Technologies Denmark ApS, details of which are Schedule 1, Part 4 (Details of Lumen Denmark ).

“Lumen EMEA” means Lumen Technologies EMEA Holdings Limited, details of which are in Schedule 1, Part 3 (Details of Lumen EMEA ).
“Lumen Master Services Agreement” means an agreement in the agreed form to be entered into between the Lumen Service Provider and the Buyer Customer at Completion pursuant to which the parties thereto may agree orders for the provision by the Lumen Service Provider to the Buyer Customer of certain services.
“Lumen UK” means Lumen Technologies UK Limited a company incorporated in England and Wales with registered number 02495998 whose registered office is at 260-266 Goswell Road, London, England, EC1V 7EB.
“Lumen Service Provider” means collectively one or more relevant members of the Sellers’ Group providing services to the Buyer Customer under the Lumen Master Services Agreement.
“Management Accounts” means the information contained in the Data Room at 2.1.2.2.2 “Project Merlin – Combined Reported Balance Sheet (Thru Jun-22)” and 2.1.2.1.2 “Project Merlin – Combined Reported PL (Thru Jun-22)”.
“Material Contracts” means any agreement or commitment whether conditional or unconditional and whether by deed, under hand, oral or otherwise, in each case which is legally binding and which:
(a)is with a top 20 customer based on billable revenue for the financial year 2021 for the Business; (ii) with a top 24 vendor based on total spend for the financial year 2021 for the Business; (iii) with a top 20 data centre customer based on revenue for the financial year 2021 for the Business; (iv) the Subsea Network Services Agreement dated 1 August 2022 between, inter alios, Lumen Technologies Europe Limited and Global Crossing Americas Solutions, LLC, for the operation, maintenance and repair of certain subsea networks; (v) in respect of receiving marine maintenance and repair services; (vi) in respect of the grant of an indefeasible right of use in the Grace Hopper, Dunant, and Apollo South subsea cable systems; or (vii) with Network Rail or its affiliates for the purposes of granting an easement to lay and install network equipment across certain rail routes;
(b)involve a Transferring Company using or having the right to use material network infrastructure, including fiber, conduit space, power and other associated property necessary to operate a fiber optic network which (i) does not constitute an indefeasible right of use arrangement requiring payments by any Transferring Company to a third party in excess of $5,000,000 in a fiscal year or (ii) an indefeasible right of use arrangement with a value requiring payments to a third party exceeding $2,500,000 in a fiscal year;
(c)evidence third-party indebtedness for borrowed money or the making of any loan, in each case, in excess of $1,000,000 individually;
(d)involve any guarantee in respect of any Indebtedness or obligation of any person in an amount in excess of $1,000,000 (other than in the ordinary course of business and other than with respect to any indebtedness or obligation of any wholly-owned Transferring Company to another wholly-owned Transferring Company) other than the Guarantees;
(e)involve any settlement, conciliation or similar agreement pursuant to which any Transferring Company will be required to pay consideration in excess of $500,000;
(f)grant to any person a right to purchase (including rights of first refusal, options or similar rights) any material assets belonging to a Transferring Company in excess of $500,000; or
(g)contain any future Capital Expenditure obligations of the Transferring Companies in excess of $5,000,000 which is not set out in the budget in paragraph 3(q) of Schedule 7, Part 2 (Contents of Completion Statements ).
“Merlin Master Services Agreement” means an agreement in the agreed form to be entered into between the Lumen Customer and the Buyer Service Provider at Completion pursuant to which the parties thereto may agree orders for the provision by the Buyer Service Provider to the Lumen Customer of certain services.
“Net Debt” means the combined Debt less combined Cash of the Transferring Companies as determined in accordance with Schedule 7 (Completion Statements ).
“NS&I Condition” is defined in Clause 5.1.
“Ofcom” means the UK Office of Communications.
“Parent” means Lumen Technologies, Inc., of 100 CenturyLink Drive, Monroe, Louisiana 71203.
“Pensions Regulator” means the body corporate known as the Pensions Regulator and established under section 1 of the Pensions Act 2004.
“Permitted Variances” the permitted variances between the Accounts and the Audited Accounts as described in the Permitted Variances Note.
“Permitted Variances Note” means a note setting out the Permitted Variances contained in Schedule 12 (Permitted Variances Note ).
“Property” means those properties listed in Schedules 2 and Schedule 5 of the Warranty Deed.
“Provisional Payment” means the sum payable by the Buyer on account of the Consideration in accordance with Clause 3.4 and calculated in accordance with Schedule 6 (Provisional Payment ).
“Put Option Agreement” means the put option agreement entered into on 02 November 2022 between the Sellers as beneficiaries and the Buyer as promisor pursuant to which the Buyer commits to sign this agreement and to purchase the Shares in accordance with its terms.
“Relevant Accounting Standards” means US GAAP consistent with the accounting standards applied by the Parent.
“Reorganisation” means (i) all such actions as may be required to ensure that at Completion the Transferring Companies own the business and assets which are contemplated in the “Transferring IN” column of the Transaction Perimeter Summary and a member of the Sellers’ Group (other than a Transferring Company) owns the business, assets and liabilities which are contemplated in the “Transferring OUT” column of the Transaction Perimeter Summary, (ii) all such actions required in connection with reducing and extinguishing any intercompany balances between the Sellers’ Group and the Transferring Companies before Completion; and (iii) the transfer by 41C Ventures LLC of its 5.19% interest in Lumen Technologies Germany GmbH to Level 3 Holdings B.V. so that Lumen Technologies Germany GmbH is wholly owned by Level 3 Holdings B.V.
“Restricted Area” means Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom.
“Retained Customer Contracts” means all Contracts relating to the Business with customers as to which an Excluded Company has the direct contractual relationship with the customer (and therefore bills the customer and is primarily responsible for controlling the customer relationship, whether or not such Contract relates partly or wholly to the Business), it being understood that the relevant Transferring Company (as a Buyer Service Provider) will provide services to the

Excluded Company (as a Lumen Customer) to the extent necessary to permit the Excluded Company to discharge its obligations to the customer under the Retained Customer Contracts all on the terms and conditions specified in the Merlin Master Services Agreement or other applicable Transaction Document.
“Retained Employees” means any person employed by the Transferring Companies other than the Employees.
“Sellers’ Group” means the Sellers, the Parent and any Associate of any of them from time to time (excluding immediately following Completion any Transferring Company).
“Sellers’ Representative” has the meaning given in Clause 15.1(a).
“Sellers’ Solicitors” means Bryan Cave Leighton Paisner LLP of Governor’s House, 5 Laurence Pountney Hill, London EC4R 0BR.
“Sellers’ Solicitors’ Account” means the account of the Sellers’ Solicitors with Barclays Bank PLC, 50 Pall Mall, London SW1Y 5AX, 20-65-82, account number: 50089753, account name: Bryan Cave Leighton Paisner LLP, reference: 1357504.67.
“Senior Employee” means any Employee employed at Grade P7 (or equivalent as per the “Merlin Common Level”) or above.
“Separation Planning Protocol” means the Separation and Service Verification Planning Protocol attached as Schedule 14 (Separation and Service Verification Planning Protocol ) pursuant to which Level 3 and the Buyer will conduct separation planning (to commence following Completion), human resources separation activities (to be completed on or immediately following Completion) and validation of the services to be provided under the Lumen Master Services Agreement and the Merlin Master Services Agreement.
“Shareholder Debt Amount” means the aggregate amount owed by the Transferring Companies to the Sellers and any member of the Sellers’ Group (other than the Transferring Companies) (“Intercompany Payable”), net of any amounts owed by the Sellers and any member of the Sellers’ Group (other than the Transferring Companies) to the Transferring Companies (“Intercompany Receivable”) in each case as at the Effective Time (whether principal or interest and including all break fees, prepayment fees or penalties) in each case as set out in the Completion Statement prepared in accordance with Schedule 7, Part 1 (Preparation of Completion Statements ) and Schedule 7, Part 2 (Contents of Completion Statements ).
“Shares” means:
(h)the 40 ordinary shares of €453.78 each in the capital of CenturyLink Europe, making up the entire issued share capital of CenturyLink Europe;
(i)the EUR 35,000 share capital of Lumen Austria, making up the entire issued share capital of Lumen Austria;
(j)the 201,376,853 ordinary shares of £1.00 each in the capital of Lumen EMEA, making up the entire issued share capital of Lumen EMEA;
(k)the 3,100 ordinary shares of 100 DKK each in the capital of Lumen Denmark, making up the entire issued share capital of Lumen Denmark;
(l)all of the membership interests of US Asset Co.; and
(m)the 1 share in the capital of Lumen Technologies Belgium SA held by L3I (with the remainder of the entire issued share capital being held by a Level 3 Holdings BV (being a Transferring Company)).
“Specific Accounts Qualifications” means (i) the Business has not operated on a separate standalone basis and historically has not been separately reported, (ii)

the Accounts reflect certain allocated charges which do not necessarily reflect amounts that would have resulted from arms-length transactions or that the Business would incur on a standalone basis and (iii) the Accounts are not necessarily indicative of what the results of operations and financial position of the Business will be in the future.
“Subsidiaries” means the companies listed in Schedule 2 (Other Transferring Companies ) and “Subsidiary” means any one of them.
“Supplemental Disclosure Letter” means the supplemental disclosure letter in relation to the Warranties dated on Completion from the Sellers to the Buyer in respect of matters occurring between the date of the Put Option Agreement and Completion only.
“Surviving Provisions” means Clause 1 (Definitions and Interpretation ), Clause 11 (Post-completion matters), Clause 12 (Sellers guarantee ), Clause 13 (Announcements and confidentiality ), Clause 14 (Assignment), Clause 17 (Non-recourse), Clause 24 (Severability ), Clause 25 (Waiver ) and Clause 31 (Governing law and jurisdiction ).
“Target Companies” means the companies listed in Schedule 1 (Details of the Target Companies ) and “Target Company” means any one of them.
“Target Working Capital” means $27,200,000 (twenty-seven million two hundred thousand).
“Tax” or “Taxation” has the meaning given to it in the Tax Deed.
“Tax Deed” means the deed in the agreed form relating to Tax.
“Team Telecom” means the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, established pursuant to Executive Order 13913, Establishing the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, 85 FR 19643 (April 8, 2020), conducting national security review of a FCC-notified transaction involving potential foreign involvement in U.S. telecommunications assets, as well as any predecessor or successor group or other group within the Executive Branch of the United States government charged with performing or assisting the FCC with such review.
“Transaction” means the transactions contemplated by this Agreement (or any part of those transactions).
“Transaction Comms” means a communications plan including FAQ to be discussed in accordance with Clause 6.3(d)(v) from time to time.
“Transaction Documents” means this Agreement and the documents entered into by the Buyer or any member of the Buyer’s Group and the Sellers or any member of the Seller’s Group in connection with it including the Warranty Deed, the Tax Deed, the Disclosure Letter and the Supplemental Disclosure Letter.
“Transaction Perimeter Summary” means the summary of the transaction perimeter set out in Schedule 11 (Transaction Perimeter Summary ).
“Transferred Assets” shall mean all assets, properties, and rights (including Transferred Contracts and the Transferring IPR) related to the Business, which are owned by a Transferring Company (assuming completion of the actions contemplated in the Transaction Perimeter Summary), but excluding, for the avoidance of doubt, the Excluded Assets.
“Transferring Companies” means the Target Companies and the companies listed in Schedule 2 (Other Transferring Companies ) and “Transferring Company” means any one of them.

“Transferred Contracts” means (i) all Transferred Customer Contracts and (ii) all other Contracts to which a Transferring Company is a signatory, but excluding any contracts relating to or included in the Excluded Assets.
“Transferred Customer Contracts” means all Contracts with customers (other than Retained Customer Contracts) relating to the Business as to which a Transferring Company has the direct contractual relationship with the customer (and therefore bills the customer and is primarily responsible for controlling the customer relationship), it being understood that the relevant Excluded Company (as a Lumen Service Provider) will provide services to the relevant Transferring Company (as a Buyer Customer) to the extent necessary to enable the Transferring Companies to discharge their obligations to the customer under any Transferred Customer Contract, all on the terms and conditions specified in the Lumen Master Services Agreement or other applicable Transaction Document.
“Transferring Employees” means the employees of the Excluded Companies listed in the document contained in the Data Room at 2.12.10.5 “Updated Merlin Census with Salary for VDR - as of Oct 21 2022.xlsx”, and any employee hired to replace any such person in the event of the termination of their employment prior to Completion.
“Transferring IP Addresses” means any Internet Protocol (IP) address for which a Transferring Company is explicitly recorded as owner thereof by the Regional Internet Registry for Europe (RIPE).
“Transferring IPR” means (i) the Transferring IP Addresses; and (ii) any and all IPR which a Transferring Company is the legal and beneficial owner as at the date of the Put Option Agreement including without limitation where it is listed as owner in the official records of a governmental agency.
“Transitional Services Agreement” means an agreement in the agreed form to be entered into between Level 3 and the Buyer at Completion pursuant to which Level 3 will provide certain limited transitional services to the Buyer or the Transferring Companies with effect from Completion.
“UK DB Pension Schemes” means (i) the Global Crossing Shared Cost Section of the Railway Pension Scheme; and (ii) the Global Crossing Pension Scheme governed by a trust deed and rules dated 22 April 2004, as amended from time to time.
“Unassigned Asset” is defined in Clause 6.4(a).
“Upper Budgeted Capital Expenditure Amount” means the Budgeted Capital Expenditures plus twenty percent (20%) of the Budgeted Capital Expenditures amount.
“US Assets” means the transferring US assets identified in the Transaction Perimeter Summary.
“US Asset Co.” means Camelot Landing, LLC, details of which are in Schedule 1, Part 5 (Details of US Asset Co. ).
“$” or “USD” means United States dollars, the lawful currency of the United States of America.
“W&I Policy” means the Buyer’s warranty and indemnity insurance policy relating to the Warranties and the Tax Deed.
“Warranties” means the warranties contained in the Warranty Deed.
“Warranty Deed” means the deed entered into between the Sellers as warrantors and the Buyer as the beneficiary of the warranties on the date of the Put Option Agreement pursuant to which the Sellers have provided certain warranties to the Buyer in connection with the Transaction.

“Working Capital” means the aggregate amount of the current assets of the Transferring Companies and the Business (excluding Cash, investments and deferred tax assets and profit based or corporation income tax assets) less the aggregate amount of the current liabilities of the Transferring Companies and the Business (excluding amounts to the extent included in Debt, and excluding asset retirement obligations, one-off separation costs, profit based or corporation income tax liabilities and deferred tax liabilities, but including all current Assumed Liabilities except to the extent expressly excluded from Working Capital pursuant to foregoing), together with any item required to be included in Working Capital in accordance with Schedule 7, Part 2 (Contents of Completion Statements ) in each case as set out in the Completion Statement prepared in accordance with Schedule 7, Part 1 (Preparation of Completion Statements ) and Schedule 7, Part 2 (Contents of Completion Statements ).
1.2In this Agreement, unless otherwise stated:
(a)reference to this Agreement is to this Agreement as varied, supplemented, novated or replaced from time to time;
(b)reference to a document or a provision of a document is to that document or provision as varied, supplemented, novated or replaced from time to time;
(c)reference to a document being in “agreed form” means, in relation to any document, the form of that document which has been identified in writing (including by way of email) by the Buyer’s Solicitors and the Sellers’ Solicitors as being in agreed form;
(d)reference to a statute or statutory provision, enactment, EU directive or EU regulation includes a reference to:
(i)any statutory amendment, modification, replacement consolidation or re-enactment of it from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any party to another under this Agreement; and
(ii)all orders, regulations, instruments or other subordinate legislation (as defined in section 21(1) of the Interpretation Act 1978) made under it to the extent in force at the date of this Agreement.
(e)unless otherwise specified or required for the purpose of enforcement or interpretation, all references to statutes, statutory provisions or enactments are to statutes, statutory provisions or enactments of England;
(f)references to any English statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English statutory provision or legal term or other legal concept, state of affairs or thing;
(g)reference to a party is to a party to this Agreement and includes a reference to that party’s successors and permitted assignees;
(h)reference to a “person” includes a legal or natural person, partnership, association, trust, company, corporation, joint venture, government, state or agency of the state or other body;
(i)reference to a governmental, regulatory or administrative authority or other agency or body that ceases to exist or is reconstituted, renamed or replaced or has its powers or function removed, means the agency or body which performs most closely the functions of that authority, agency or body;
(j)a Clause or Schedule is to a Clause of or Schedule to, this Agreement and any reference to this Agreement includes its Schedules;

(k)the terms “parent undertaking”, “subsidiary undertaking” and “undertaking” (and, unless the context otherwise requires, other terms used in this Agreement that are defined in the Companies Act 2006) shall be interpreted in accordance with the Companies Act 2006;
(l)references to “writing” or “written” include any method of reproducing words or text in a legible and non-transitory form and, for the avoidance of doubt, shall include text transmitted by e-mail;
(m)references to “indemnify” and to “indemnifying” any person against any Losses by reference to any matter shall mean indemnifying that person on demand from and against all Losses suffered or incurred as a result of or in connection with or which would not have arisen but for that matter;
(n)references to any “arrangement” shall include any contract, agreement, transaction, commitment, instrument, licence, franchise, assignment, lien, Encumbrance, charge, concession, understanding, permit, policy, grant, employee benefit or bonus, or other arrangement (in each case whether legally enforceable or not);
(o)references to any “matter” shall be deemed to include any fact, matter, event or circumstance;
(p)where any provision is qualified or phrased by reference to the “ordinary course of business”, that reference shall be construed as meaning the customary and usual course of trading for the Business during the 12 months before the date of the Put Option Agreement;
(q)the term “connected person” has the meaning given to it in section 1122 Corporation Tax Act 2010 and any references to persons being “connected” shall have a corresponding meaning; and
(r)reference to the time of day is to the time in London.
1.3In this Agreement the interpretation of general words shall not be restricted by words indicating a particular class or particular examples and “including” means “including without limitation”.
1.4In the Warranties references to any notice, allegation, claim, request or other communication having been received by a Transferring Company shall be construed as a reference to a communication received in writing (including e-mail) by a person whose job it was to receive or otherwise deal with it.
1.5To determine whether a monetary limit or threshold set out in this Agreement has been reached or exceeded, any amounts not stated in United States dollars shall be converted into United States dollars at the Exchange Rate on the relevant date. The relevant date is:
(a)when determining whether a limit or threshold in a warranty has been reached or exceeded, the date at which the Warranty is given;
(b)when determining whether a threshold Schedule 5 (Seller protection provisions ) has been exceeded, the date a Claim is notified; and
(c)when determining whether a threshold in Schedule 3 (Pre-Completion Obligations ) has been exceeded, the date the relevant transaction was entered into or undertaken (as the case may be) in the relevant period.
2SALE AND PURCHASE
2.1Subject to the terms of this Agreement, the Sellers agrees to sell to the Buyer the Shares with full title guarantee and the Buyer shall buy the entire legal and beneficial ownership in the Shares, with all rights attaching to them, free from Encumbrances, with effect from Completion.
2.2The Buyer and the Sellers are not obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.
2.3Each Seller covenants with the Buyer that:
(a)it has now, and at all times up to and at Completion shall have, full power and the right to sell and transfer the legal and beneficial title in the Shares on the terms set out in this Agreement;
(b)the Shares do, and at all times up to and at Completion shall, represent the entire allotted and issued share capital of the Target Companies; and
(c)a Target Company (or a Subsidiary) is, and at all times up to and at Completion shall be, the sole legal and beneficial owner of the entire issued share capital of each Subsidiary, or in the case of: (a) Lumen East Africa Limited 80% of the entire issued share capital; and (b) until completion of the Reorganisation: (i) Lumen Technologies Germany GmbH 94.81% of the issued share capital; and (ii) Qwest Holdings B.V. the entire issued share capital, and in each case free from all Encumbrances.
2.4The Shares shall be sold together with all rights attaching to them now or after the date of the Put Option Agreement, including all rights to any dividend or other distribution (other than any dividend or distribution which is included as a liability in the Completion Statement) declared, made or paid after the date of the Put Option Agreement.
2.5Each Seller irrevocably waives and agrees to procure the waiver of any restrictions on transfer (including rights of pre-emption) that may exist in relation to the Shares, whether under the constitutional documents of the Target Companies or otherwise.
3CONSIDERATION
3.1The total purchase price for the Shares to be paid by the Buyer to the Sellers under this Agreement is as follows:
(a)the Enterprise Value; less
(b)a sum equal to the Net Debt if a positive amount or plus a sum equal to the Net Debt if a negative amount; plus
(c)an amount by which the Working Capital exceeds the Target Working Capital or minus an amount by which the Working Capital falls short of the Target Working Capital (hereby referred to as the “Working Capital Adjustment”), determined in accordance with Schedule 7 (Completion Statements ) (the “Consideration”).
3.2The Sellers shall be entitled to the Consideration in the proportions set out in the Completion Statements.
3.3Not less than 5 Business Days prior to Completion the Sellers shall provide the Buyer with a draft notice setting out:
(a)the amount of the Provisional Payment and attaching the Estimate of Net Debt and Working Capital Adjustment as prepared in accordance with Schedule 6 (Provisional Payment ) together with reasonable supporting information; and
(b)the amount, payee and account details in respect of Shareholder Debt Amount to be paid by the Buyer on Completion (if any),

and in the event that the Provisional Payment (which for this purpose only shall include any amounts required to pay the Shareholder Debt Amount (if any)) stated in the draft notice exceeds $1,786,000,000 (one billion seven hundred and eighty-six million), the parties shall discuss in good faith any comments in respect of the Provisional Payment and the Estimates from the Buyer and a revised notice shall be provided to the Buyer not less than 3 Business Days prior to Completion which, in the event that the Sellers’ Representative and the Buyer have not reached an agreement on the Estimate of the Net Debt and the Estimate of the Working Capital Adjustment shall be adjusted by the Sellers such that the Provisional Payment (which for this purpose only shall include any amounts required to pay the Shareholder Debt Amount (if any)) shall be $1,786,000,000 (one billion seven hundred and eighty-six million) (the “Completion Payments Notice”).
3.4Subject to the Sellers complying with their obligations under Schedule 4 (Completion formalities ) the Buyer shall pay the Provisional Payment to the Sellers’ Solicitors in cash via electronic transfer on Completion in accordance with Schedule 4 (Completion formalities ).
3.5The Sellers hereby confirm that the Sellers Solicitors are irrevocably authorised by the Sellers to receive payment of the Consideration (including any payments made in accordance with Clause 4.1) on the Sellers’ behalf and the receipt by the Sellers Solicitors shall be an absolute discharge for the Buyer who shall not be concerned to see to the application of that amount or be answerable for the loss or misapplication of that amount.
4ADJUSTMENTS TO CONSIDERATION
4.1Following Completion, the Completion Statements shall be prepared and agreed or determined in accordance with Schedule 7 (Completion Statements ) in order to ascertain Net Debt, Working Capital Adjustment and, accordingly, the amount of the Consideration, and:
(a)if the Consideration exceeds the Provisional Payment, the Buyer shall pay to the Sellers Solicitors on behalf of the Sellers an amount equal to the excess; or
(b)if the Consideration is less than the Provisional Payment, the Sellers shall pay the Buyer an amount equal to the shortfall, in either case any required adjustment to the Consideration will be transferred within ten Business Days after the Completion Statements have been agreed or determined in accordance with Schedule 7 (Completion Statements ).
4.2Any payment under this Agreement other than the repayment of the Shareholder Debt Amount (if any) shall, so far as it is able, be treated as an adjustment to the Consideration paid by the Buyer to the Sellers under the Agreement.
5CONDITIONS AND TERMINATION
5.1Completion is conditional on (subject to waiver in accordance with Clause 5.8):
(a)in respect of the CMA:
(i)the CMA having confirmed in terms and in a form satisfactory to the Buyer (subject always to the provisions of Clause 5.7) that it does not intend to request further information or open an investigation in relation to the Transactions or any matters arising therefrom, after submission by the Buyer of a briefing paper to the CMA’s merger intelligence committee setting out the reasons why the CMA should not commence an investigation; or
(ii)in the event that the Buyer, having consulted with the Sellers, elects not to submit the briefing paper referenced in Clause 5.1(a)(i) or if the confirmation referenced in Clause 5.1(a)(i) is not received following submission of such a briefing paper, the CMA having (A) requested the submission of, or received, a draft merger notice in relation to the Transactions; (B)

given notice to the Buyer or a Seller that it is intending to commence a Phase 1 merger investigation in relation to the Transactions; (C) indicated that the statutory review period in which the CMA has to decide whether to make a reference in relation to the Transactions under Section 34ZA(3) of the Enterprise Act 2002 (the “Enterprise Act”) has begun; or (D) requested documents or attendance by a witness or witnesses under Section 109 of the Enterprise Act in relation to the Transaction; and the CMA having concluded following a Phase 1 merger investigation that it does not intend to make a Phase 2 reference under section 33(1) of the Enterprise Act (whether as a result of undertakings in lieu proposed by the Buyer in accordance with its obligations under Clause 5.7 of this Agreement or otherwise); or
(iii)if the CMA makes a Phase 2 reference under section 33(1) of the Enterprise Act, the CMA having (i) concluded in a report published in accordance with Section 38 of the Enterprise Act that the Transaction may not be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services; or (ii) in the event of a conclusion from the CMA, pursuant to section 36(1) of the Enterprise Act, that an anticompetitive outcome (within the meaning given by section 35(2)(b) of the Enterprise Act) has arisen or may be expected to arise, decided pursuant to section 41(2) and section 82 of the Enterprise Act to accept such undertakings as proposed by the Buyer (in accordance with its obligations under Clause 5.7 of this Agreement) to remedy, mitigate or prevent the anti-competitive outcome and determine the reference.
(b)the European Commission having adopted a decision under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EU Merger Regulation declaring the Transaction to be compatible with the internal market, either unconditionally or subject to conditions, obligations, undertakings or modifications on terms and in a form satisfactory to the Buyer (subject always to the provisions of Clause 5.6);
(c)the Parties having received HSR Act Clearance in relation to the Transaction;
(d)the approvals required to be obtained from the FDI Authority shall have been obtained, be in full force and on terms satisfactory to the Buyer in the following jurisdictions:
(i)Austria;
(ii)Denmark;
(iii)France;
(iv)Germany;
(v)Italy;
(vi)Romania; and
(vii)Spain;
(e)to the extent that any Irish foreign direct investment screening legislation (pursuant to Regulation 2019/452 of the European Parliament and Council of the European Union of 19 March 2019) (the “Irish FDI Regime”) is established prior to Completion - and application to the Transaction is determined - the following event having occurred before Completion:

(i)the Department of Enterprise, Trade and Employment deciding in terms satisfactory to the Buyer that it will not call in the Transaction under the Irish FDI Regime; or
(ii)clearance, consent or other applicable authorisation for the Transaction having been obtained by the Department of Enterprise, Trade and Employment;
(f)in so far as the Parties, acting in good faith, agree that the Transaction falls within the scope of the Belgian foreign direct investments screening regime as envisaged by the Cooperation agreement of 1 June 2022 on the screening of foreign direct investments, clearance for the Transaction is obtained from the Interfederal Screening commission (Interfederale Screeningscommissie / Commission de Filtrage Interfédéral);
(g)in so far as the Parties, acting in good faith, agree that the Transaction falls in the Netherlands within the scope of either article 14a.2 of the Dutch Telecommunications Act (Telecommunicatiewet) or the Dutch Act on Security Screening of Investments, Mergers and Acquisitions Act (Wet Veiligheidstoets investeringen, fusies en overnames), clearance for the Transaction from the Bureau Toetsing Investeringen;
(h)FCC consent (as conditioned by any mitigation conditions agreed to obtain Team Telecom and U.S. State Department clearance) shall have been obtained and be in full force and effect (the “FCC Condition”);
(i)receipt of CFIUS Clearance, if a notice is submitted to CFIUS in accordance with the terms of this Agreement (the “CFIUS Condition”);
(j)receipt in writing from the UK Secretary of State of:
(i)a notification under section 14(8)(b)(ii) of the UK National Security and Investment Act 2021; or
(ii)a final order under section 26(2)(b) of the UK National Security and Investment Act 2021 that is on terms that satisfactory to the Buyer; or
(iii)a final notification under section 26(2)(a) of the UK National Security and Investment Act 2021 (the “NS&I Condition”).
5.2The Buyer shall, at its own cost, have primary responsibility for fulfilling the Conditions and shall take any commercially reasonable steps for that purpose, including making appropriate applications, submissions, notifications and filings in consultation with the Sellers’ Representative in accordance with this Clause 5.2 within the timeframes stipulated at Clause 5.5 below. For this purpose the Buyer shall:
(a)allow the Sellers’ Representative a reasonable opportunity to comment on all material draft applications, notifications or filings, and give reasonable consideration to any such comments and provide the Sellers’ Representative with the final drafts, prior to submission to any Authority, in accordance with this Agreement;
(b)provide the Sellers’ Representative with reasonable notice of any material meeting or call with any Authority in connection with the Transaction, and, where appropriate, allow the Sellers’ Representative or adviser of the Sellers to attend and participate in any meeting or call;
(c)communicate on material subjects with any Authority only after prior consultation with the Sellers’ Representative or their advisers (and incorporating any reasonable comments and requests of the Sellers Representative and their advisers);
(d)promptly notify the Sellers’ Representative and provide copies or (in the case of non-written communications) details, of all material communications with any Authority relating to any action required to satisfy or the satisfaction of the Conditions; and
(e)regularly review with the Sellers’ Representative the progress of any notification or filings with a view to satisfying the Conditions at the earliest reasonable opportunity.
5.3The Sellers shall promptly provide the Buyer and any Authority with:
(a)any necessary information, data and documents in their possession (and, to the extent such provision would include the disclosure of confidential or financial information, subject to appropriate confidentiality undertakings being obtained from such Authority) requested in reasonable time (unless it is a direct request from the Authority) and required for the purpose of making any submissions, notifications and filings to any such Authority; and
(b)any other reasonable assistance required for the purposes of fulfilling the Conditions.
5.4The Sellers shall be entitled to only share on an external counsel to counsel basis, any confidential, commercially sensitive or financial information regarding the Sellers or any member of the Sellers’ Group, that is reasonably required for the purpose of fulfilling the Conditions.
5.5In furtherance and not in limitation to the provisions of Clause 5.2, the Buyer agrees:
(a)for the purposes of satisfying Clause 5.1(b):
(i)file the initial case team allocation request with the European Commission as soon as reasonably practicable after the execution of this Agreement; and
(ii)file the draft Short Form CO or Form CO in respect of the Transaction with the European Commission as soon as reasonably practicable thereafter;
(b)to submit the briefing paper referenced in Clause 5.1(a)(i), or the draft merger notice referenced in Clause 5.1(a)(ii), to the CMA as soon as reasonably practicable after the execution of this Agreement and/or, in the event the CMA does not give the confirmation referenced in Clause 5.1(a)(i), submit a draft merger notice to the CMA as soon as reasonably practicable thereafter;
(c)to file (jointly with the Sellers if required) any notices, submissions, responses, information requested by any relevant Authority, including for the purposes of satisfying Clause 5.1(c) to Clause 5.1(f) (inclusive) as soon as reasonably practicable following the execution of this Agreement;
(d)to file as soon as reasonably practicable following the execution of this Agreement (jointly with the Sellers if required) any notices, submissions, responses, draft agreements and amendments, information requested by Team Telecom, or agreement termination proposals with Team Telecom, but solely to the extent that such notices, submissions, responses, draft agreements and amendments, information requested by Team Telecom or agreement termination proposals are required in connection with the FCC’s review of any application filed in connection with the FCC Condition, or that Sellers or Buyer determines are required under Law;
(e)to file a pre-filing version of a joint voluntary notice in respect of the Transaction pursuant to the DPA, and as soon as practicable thereafter, the Parties shall file, on a date that the parties mutually agree will minimize the risk of a withdrawal and refiling or other protracted review or investigation, a formal version of the joint voluntary notice pursuant to the DPA for the purpose of receiving satisfying the CFIUS Condition; and

(f)to file the mandatory notification with the Department for Business, Energy and Industrial Strategy to satisfy the NS&I Condition as soon as reasonably practicable following the execution of this Agreement.
5.6In furtherance and not in limitation to the provisions of Clause 5.3, the Sellers agree to file any notices, submissions, responses, information required or requested by the Federal Trade Commission and the Antitrust Division of the United States Department of Justice for the purposes of satisfying Clause 5.1(c) as soon as reasonably practicable following the execution of this Agreement.
5.7Without prejudice to any other provision of this Agreement:
(a)the Buyer shall promptly take any and all actions required by any relevant Authority in order to satisfy any of the Conditions so as to enable Completion to occur as promptly as reasonably practicable (subject to the Sellers fulfilling their obligations under Clause 5.3) (and in any event no later than the Extended Long Stop Date), including: (i) negotiating, committing to and effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, divestiture or disposition of any businesses, product lines or assets of the Target Companies; and (ii) otherwise taking or committing to take actions that after Completion would limit the Buyer’s or the Target Companies’ freedom of action or operations with respect to, or its or their ability to retain, any businesses, product lines or assets of the Target Companies. In that regard the Buyer shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits the Buyer’s or the Target Companies’ ability to retain or freedom of action with respect to, any of the businesses, product lines or assets of the Target Companies; provided that any such action contemplated above is conditioned upon the consummation of the Transaction;
(b)the Buyer agrees to provide such information and assurances as to financial capability, resources, creditworthiness, foreign ownership, character and other qualifications as may be reasonably required to respond to any request from any Authority or other third party in connection with satisfying the Conditions;
(c)whether or not the Transaction is consummated, the Buyer shall be responsible for all filing fees (including all filing fees with respect to any regulatory approvals required to satisfy the Conditions) of any Authority in order to satisfy the Conditions other than the fees of and payments to the Sellers’ legal and professional advisors;
(d)the Buyer shall not make any filings or communicate with any Authority which is not required in order to fulfil the Conditions, or include any material information in excess of what is reasonably required in a required filing with any Authority, without in each case first obtaining the prior written consent of the Sellers to the making of it and to its form and content (provided that such consent is not unreasonably withheld or delayed); and
(e)the Buyer shall notify the Sellers’ Representative promptly upon:
(i)becoming aware that a Condition has been fulfilled;
(ii)any material contact from any Authority; and
(iii)becoming aware of any matter that may be reasonably expected to prevent or delay the satisfaction of any Condition prior to the Long Stop Date.
Without prejudice to the generality of the foregoing, this includes disclosure of any indication that any Authority may intend to withdraw its approval of, or raise an objection to, or impose a condition on, the sale and purchase of the Shares pursuant to this Agreement.

5.8The Buyer may by notice to the Sellers’ Representative waive any Condition that is capable of waiver, provided that the Buyer has obtained the prior written consent of the Sellers’ Representative (not to be unreasonably withheld).
5.9If the Conditions are not satisfied (or become incapable of being satisfied) or (where applicable) have not been waived in accordance with Clause 5.8 on or before the Long Stop Date (or if applicable, the Extended Long Stop Date), this Agreement shall terminate and the provisions of Clause 20 (Termination) shall apply and no party shall have any claim under this Agreement except in respect of any rights and liabilities which have accrued in consequence of a breach of this Agreement before termination or under any of the Surviving Provisions.
5.10If, by 30 June 2023, any Conditions remain unsatisfied but are still capable of being satisfied, the Sellers’ Representative and the Buyer shall each individually have the right (prior to the Long Stop Date) to give notice to the other to extend the Long Stop Date for satisfaction or waiver of the Conditions to a date falling no later than six calendar months after the Long Stop Date (the “Extended Long Stop Date”).
6PRE-COMPLETION
6.1Until Completion the Sellers undertake, within the confines of applicable law, procure the performance and observance by the Transferring Companies of the things specified in Schedule 3 (Pre-Completion Obligations ) provided always that nothing shall impose any obligation on the Sellers to prevent or restrict any Transferring Company from doing or omitting to do anything:
(a)Subject to Schedule 3 (Pre-Completion Obligations ) required for the performance of any contract (including any contract relating to any debt or borrowing arrangements), agreement or arrangement entered into prior to the date of the Put Option Agreement which has been Disclosed;
(b)required in order to comply with any applicable Law or regulation or court order or as required by any Authority;
(c)that is otherwise than as specified in Schedule 3 (Pre-Completion Obligations ), but for which the Buyer has provided prior written consent;
(d)required in connection with the Reorganisation; or
(e)in connection with any circumstance which is an emergency posing an imminent threat to human health or safety or with respect to which, imminent action is required to prevent the imposition of material liability on any Transferring Company, provided that to the extent practicable the Sellers shall be required to notify the Buyer, and obtain the Buyer’s prior written consent, in advance of any such action and, to the extent not so practicable, in any event notify the Buyer of any such action promptly thereafter.
6.2Before Completion the Buyer shall not, without the prior written consent of the Sellers’ Representative, contact any employees of, suppliers to, or customers of any member of the Sellers’ Group, including of a Transferring Company in connection with this Agreement or the Transaction, save that nothing in this Agreement shall prevent any member of the Buyers’ Group from contacting any suppliers or customers of any member of the Buyers’ Group in the ordinary course of the operation of its own business or communicating with employees of the Transferring Companies (where required and in conjunction with the Sellers) in order to comply with their legal obligations in relation to works council or other consultation obligations, subject to any such communication being approved in advance by the Sellers’ Representative (such approval not to be unreasonably withheld or delayed). In the event that the Buyers’ Group wishes to issue a communication to the Employees prior to Completion, it should provide such communication to the Sellers’ Representative and the Sellers’ Representative shall issue such communication to the Employees if it (acting reasonably) determines that it is appropriate to do so.

6.3Reorganisation
(a)The Sellers shall use their respective reasonable endeavours to procure that the Reorganisation is completed as soon as reasonably practicable following the date of the Put Option Agreement.
(b)On or before the date of this Agreement the Sellers’ Representative shall update the Buyer on the status and progress of the Reorganisation, and every 30 days after such date until the date of Completion the Sellers’ Representative shall keep the Buyer updated on the progress of the Reorganisation and shall take into due consideration any reasonable suggestion made by the Buyer on the implementation of the Reorganisation.
(c)If the Sellers in their reasonable judgement determine that any individual step of the Reorganisation will result in an adverse change that is material to the proposed position of the Business at completion of the Reorganisation (as reflected in the Transaction Perimeter Summary), the Sellers’ Representative will notify the Buyer in advance of taking any actions in respect of such step and take into account their reasonable suggestions.
(d)The Sellers shall procure that the Reorganisation is implemented in accordance with applicable Law and (without limitation) the following principles:
(i)any applicable exemption from transfer taxes, VAT and stamp duties is to be properly claimed, provided that the cost of making such a claim is proportionate to the saving being made;
(ii)there is a legal and technical basis for adopting any Tax treatment;
(iii)each transfer of shares, assets or a business shall be pursuant to a written agreement between the transferor and transferee;
(iv)where local law requires consultation to take place with works councils or similar bodies or other consultation procedures to be followed, the parties acknowledge and agree that the Reorganisation will be carried out subject to those requirements;
(v)the Sellers’ Representative and the Buyer shall continue after the date of the Put Option Agreement to agree in good faith the Transaction Comms and the content of any communications by a member of the Sellers’ Group with employees of, landlords of, suppliers to, or customers of the Business or any Authority in connection with the Reorganisation or the Transaction shall, to the extent practicable, be discussed with the Buyer in advance and the Sellers shall take into account any reasonable comments from the Buyer unless such communication is as set out in the Transaction Comms (as may be amended from time to time by agreement between the Buyer and the Sellers’ Representative) (save that nothing in this Agreement shall prevent any member of the Sellers’ Group from contacting any suppliers or customers of any member of the Sellers’ Group in the ordinary course of the operation of its own business unrelated to the Reorganisation or the Transaction);
(vi)other than as set out in the “Transferring IN” column in the Transaction Perimeter Summary, no assets or liabilities shall be transferred or assumed by the Transferring Companies from any member of the Sellers’ Group without the prior written consent of the Buyer, including (but not limited to) any cash, receivables from or payables to the Excluded Companies, Tax assets or Tax liabilities in each case except to the extent transferred within a Transferring Company, or prepayments in respect of any Excluded Asset;

(vii)other than as set out in the “Transferring OUT” column in the Transaction Perimeter Summary, no unregistered IPR owned by a Transferring Company shall be transferred out of any Transferring Company to any member of the Sellers’ Group (other than a Transferring Company) without the prior written consent of the Buyer;
(viii)there will be no material impact on the covenant supporting the UK DB Pension Schemes;
(ix)if the Sellers (acting reasonably) consider it to be necessary, the Trustees of the UK DB Pension Schemes will be informed of the Reorganisation steps relevant to the covenant supporting the UK DB Pension Schemes prior to implementation;
(x)each transfer of a Transferring Employee to a Transferring Company under the Reorganisation shall be on terms which are not materially different to their existing terms which have been Disclosed;
(xi)the Sellers may replace an individual who is marked as “proxy” in the document contained in the Data Room at 2.12.10.5 “Updated Merlin Census with Salary for VDR - as of Oct 21 2022.xlsx” (the “Proxy Employee”) with an alternative employee (the “Proxy Replacement”) if:
(A)the Seller reasonably considers that Proxy Replacement is equally aligned to the Business and/or to the skills, knowledge, experience and client relationships needed to successfully operate the Business than the Proxy Employee;
(B)the replacement (together with all other replacements made in accordance with this Clause) does not (i) materially affect the overall mix of grades, skills or (ii) materially increase the overall employment costs or severance costs, of the group of Employees who are marked proxy at the date of this Agreement; and
(C)The assessment will be made in good faith to ensure that the Employees are those who have the skills, knowledge, experience and client relationships needed to successfully operate the Business.
(e)The Buyer acknowledges that the transfer of the Transferring Companies contemplated by this Agreement is not intended to convey to the Buyer any right, title or interest in any asset that is: (i) the Excluded Companies; (ii) the Excluded Marks (but without limiting any of the rights expressly granted in and to the Excluded Marks in favour of the Buyer in any Transaction Document) (iii) the Retained Customer Contracts; (iv) all books, records and files of Parent and its Associates, other than the books and records and files of the Transferring Companies or to the extent primarily relating to the Business; (v) the assets, properties and rights associated with Parent’s consolidated centralised support functions or network transport facilities used to provide the services that Parent and its Associates will provide after Completion under the Transaction Documents; (vi) any payments (or related credits) received by the Transferring Companies whether before or after Completion in relation to the Indefeasible Rights of Use Agreement between Atlantic Crossing Ltd and Deutsche Telekom AG dated 30 June 1998 (as amended);(vii) Domain Names (with the exception of the Transferring IP Addresses); (viii) all assets and liabilities relating to operations in Russia; and (x) the assets listed in Schedule 8(Excluded Assets ) (with all such assets, properties, Equity Interests and rights described in this sentence whether held by an Excluded Company or otherwise, being referred to as the “Excluded Assets”).

(f)Subject to and without limiting any warranties, covenants and agreements of the Sellers under this Agreement or the other Transaction Documents, the Buyer agrees that the Transferring Companies shall assume or retain and be responsible for, from and after Completion, all of the liabilities and obligations of the Sellers or any of their Associates to the extent relating to, arising out of or resulting from the ownership, operation, or use the Transferred Assets, whether incurred before, on or after Completion other than to the extent such liabilities have already been paid for or discharged prior to the Effective Time, other than the Excluded Liabilities, (with all such liabilities and obligations described in this sentence being referred to collectively as the “Assumed Liabilities”).
(g)Subject to Clause 6.4, in the event it is determined in the two year period following Completion that: (i) any asset that constitutes a Transferred Asset that should have been transferred to the Transferring Companies in accordance with Clause 6.3(a) was not so transferred, the Sellers shall procure that such asset shall be promptly transferred to the applicable Transferring Company; and (ii) any liability or obligation that constitutes an Assumed Liability that should have been assumed or retained by the Transferring Companies in accordance with Clause 6.3(f) but was not assumed or retained, the Sellers and the Buyer shall cause the applicable Transferring Company promptly to assume such liability or obligation, without the payment of consideration.
(h)Subject to Clause 6.4, in the event it is determined in the two year period following Completion that: (i) any asset that is an Excluded Asset that should have been retained by or transferred to an Excluded Company in accordance with Clause 6.3(e) was retained by or transferred to the Transferring Companies, the Buyer shall cause the applicable Transferring Company promptly to transfer such asset to an Excluded Company designated by the Sellers; and (ii) any Excluded Liability that that should not have been assumed or retained by the Transferring Companies in accordance with Clause 6.3(f) but was assumed or retained by the Transferring Companies, such liability shall be promptly assumed by an Excluded Company designated by the Sellers.
(i)In the event that any transfer of an asset or assumption of a liability occurs under Clause 6.3(g) or 6.3(h):
(i)the Sellers shall be solely responsible for, and shall pay when required, any stamp duty, registration fees or other third party costs, and any other sales or transfer Tax;
(ii)the transfer or assumption shall take place between the transferor and transferee at nominal consideration; and
(iii)the Parties will each account to the other so as to achieve the commercial outcome which would have existed if the relevant asset or liability had been in the correct company at Completion.
(j)To the extent that the Reorganisation is not completed by Completion, the Sellers shall procure that the Sellers’ Group shall provide all reasonable assistance and actions required by the Buyer’s Group to enable the Reorganisation to be completed as soon as practicable following Completion and for the avoidance of doubt the Buyer shall be entitled to complete the Reorganisation in any manner it, in its sole discretion, determines provided that it shall follow the principles set out in the Transaction Perimeter Summary.
6.4Consents and Unassigned Assets
(a)Prior to Completion, the Sellers shall, and shall cause each of their Associates to use reasonable endeavours:
(i)to novate the contracts set out in Schedule 16 (Contracts for novation ) to the Buyer or a Transferring Company; and

(ii)following a discussion with the Buyer to take any reasonable steps requested by the Buyer in connection with any other change of control consents which may be required in relation to the Material Contracts, in each case with regards to the obligations at this Clause 6.4(a) the Sellers shall, and shall cause each of their Associates to, comply with the reasonable instructions of the Buyer in connection with any communications with third parties which may be required in connection with the obligations set out at this Clause 6.4(a).
(b)Notwithstanding anything to the contrary contained in this Agreement, but subject to Clause 6.4(d), to the extent that the conveyance, transfer, assignment, assumption, or delivery or attempted conveyance, transfer, assignment, assumption, or delivery to or from the Transferring Companies, as the case may be, of any Transferred Asset, Assumed Liability, Excluded Asset or Excluded Liability, as applicable, or any claim or right or any benefit arising thereunder or resulting therefrom, whether undertaken in connection with the Reorganisation or the transactions contemplated by the Transaction Documents, is prohibited by any applicable Law or would result in a material violation or breach of contract, or would require any material third-party authorisations, approvals, consents, novations, or waivers (other than approvals constituting condition which are expressly dealt with under Clause 5 (Conditions and Termination ), which are separately governed by Clause 5 (Conditions and Termination )), and such authorisations, approvals, consents, novations, or waivers have not been obtained, or such violation or breach has not been cured, prior to Completion (all such assets, claims and rights, and the associated obligations attendant thereto, being hereinafter referred to collectively as the “Unassigned Assets”), Completion shall proceed without the conveyance, transfer, assignment, assumption, or delivery of such Unassigned Asset and there shall be no adjustment to the Consideration and the conveyance, transfer, assignment, assumption, or delivery of each such Unassigned Asset will automatically be deferred and will not occur until all such legal impediments are removed or such authorisations, approvals, consents, novations, or waivers have been obtained. Notwithstanding the foregoing, the Excluded Companies, or the Transferring Companies, as applicable, will thereafter hold such Unassigned Assets for the benefit of the Buyer or the Transferring Companies, or the Excluded Companies, as applicable, until the consummation of the conveyance, transfer, assignment, assumption, or delivery thereof. Subject to Clause 6.4(d) and without limiting the foregoing, the parties shall use reasonable efforts, for two (2) years following Completion, and cooperate with each other, to obtain promptly such authorisations, approvals, consents, novations, or waivers, remove any legal impediment or cure any such violation or breach as necessary to convey, transfer, assign, assume, or deliver such Unassigned Assets. Pending such authorisation, approval, consent, novation, or waiver, or the cure of any such violation or breach, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to assert any rights under such Unassigned Asset and provide: (i) to the intended transferee the benefits burdens and obligations of such Unassigned Asset as if such Unassigned Asset was not an Unassigned Asset and had been conveyed, transferred, assigned, assumed, or delivered to the Transferring Companies or the Excluded Companies, as applicable, at Completion; and (ii) to the intended transferor the benefits, burdens and obligations that it would have obtained had the Unassigned Asset not been an Unassigned Asset and instead had been conveyed, transferred, assigned, assumed, or delivered at Completion in the manner contemplated by this Agreement. Once the authorisation, approval, consent, novation, or waiver for the conveyance, transfer, assignment, assumption, or delivery of any such Unassigned Asset is obtained, or such violation or breach is cured, the Sellers or the Buyer, as applicable, shall, or shall cause its applicable Associates to, complete the conveyance, transfer, assignment, assumption, or delivery of such Unassigned Asset to the intended transferee for no additional cost to the other party.
(c)Subject Clause 6.4(d), to the extent that any such Unassigned Asset cannot be transferred or the full benefits of use of any such Unassigned

Asset cannot be provided to the intended transferee at or following Completion pursuant to Clause 6.4(a), then the Buyer and the Sellers or one of their Associates shall enter into such mutually agreeable arrangements (including under the Transaction Documents or under additional subleasing, sublicensing or subcontracting arrangements) to provide to the Parties hereto the operational and economic equivalent, to the greatest extent permitted by applicable law, of obtaining such authorisation, approval, consent, novation, waiver, or removal of the legal impediment, and the performance by the intended transferee of the obligations thereunder in each case, to place the intended transferee in the same position as if such Unassigned Asset had been conveyed, transferred, assigned, assumed, or delivered to the Transferring Companies or the Excluded Companies, as applicable, at Completion in the manner contemplated by this Agreement. Unless provided otherwise in the Parties’ arrangements: (i) the intended transferor of the Unassigned Asset shall hold for and pay to, or cause one or more of its Associates to hold for and to pay to, the other party all income, proceeds, and other monies received by the intended transferor or any of its Associates in connection with its continuing ownership, operation, or use of the Unassigned Asset in connection with the arrangements under this Clause 6.4(c); and (ii) the intended transferee of the Unassigned Asset shall assume and pay to the other party, promptly upon receipt of any invoice from the other party, all liabilities associated with owning, operating or using the Unassigned Asset by the intended transferee of such Unassigned Asset or its Associates in connection with the arrangements under this Clause 6.4(c).
(d)Notwithstanding anything to the contrary contained in this Clause 6.4 and unless provided otherwise in the Parties’ arrangements: (i) all obligations of any party under any provision of this Clause 6.4 shall lapse on the second anniversary of Completion, (ii) the Buyer shall have no obligation to make payments or incur any liability to obtain any authorisation approval, consent, novation or waiver or to effect any of the other transfers or transactions contemplated by this Clause 6.4 (other than mandated filing, recordation or similar fees payable to any Authority or as otherwise expressly contemplated by the Transaction Documents); (iii) no party shall be required to seek any authorisation, approval, consent, novation or waiver or to cure any violation or breach for any Contract that: (A) involved payments or benefits received or payments made by any Transferring Company or any other member of the Sellers Group of less than $1,000,000 during the year ended December 31, 2021; (B) involves payments or benefits to be received or payments made or Liabilities incurred by any Transferring Company or any other Associate of the Sellers reasonably expected to be less than $1,000,000 during the year ending December 31, 2022; or (C) is scheduled to expire within 90 days or can be terminated on 90 days or less notice without material liability; and (iv) the failure to receive any such authorisations, approvals, consents, novations or waivers or to effect any of the other transfers or transactions contemplated by this Clause 6.4 shall not be taken into account with respect to whether any Condition has been satisfied.
6.5Financing
The Buyer acknowledges and agrees that the obtaining of any financing is not a condition to Completion, and reaffirms its obligation to consummate the Transaction irrespective of and independent from the availability of any third party financing arrangements, subject only to satisfaction or waiver in accordance with Clause 5.8) of the Conditions and subject to the Sellers complying with their obligations under Schedule 4 (Completion formalities ).
6.6Accounts
(a)The Sellers shall deliver to the Buyer the audited version of the Accounts along with an unqualified audit opinion no later than 120 days after the date of the Put Option Agreement (the “Audited Accounts”).
(b)The Audited Accounts shall be the same as the Accounts save for any Permitted Variances.

6.7U.S. Tax Election
(a)Subject to Clause 6.7(b), the Buyer shall make an election under Section 338(g) of the U.S. Internal Revenue Code with respect to each eligible Transferring Company and provide copies of the requisite completed and signed IRS Form(s) 8023 to the Sellers on the date of Completion.
(b)At least thirty (30) days prior to Completion the Buyer shall:
(i)provide a draft of the requisite IRS Form(s) 8023 to the Sellers’ Representative and give them reasonable opportunity to review and provide comments on the same; and
(ii)incorporate all reasonable comments which the Sellers’ Representative makes in respect of the draft.
(c)The Parties shall allocate the Consideration (including any adjustments referred to at Clause 4 (Adjustments to Consideration)) pursuant to this Agreement in accordance with Section 1060 of the Code (including among any assets of a Transferring Company that is disregarded entity as separate from the Sellers for U.S. federal income tax purposes), and with respect to any Transferring Company for which a Section 338 Election is made, shall be further allocated to the assets of such Transferring Company in accordance with Treasury Regulations Section 1.338-6 (and any similar provision of state or local Laws, as appropriate).
(d)After the delivery of the Completion Statements the Sellers shall promptly (but in any event no later than thirty (30) days thereafter) deliver to the Buyer an allocation statement (the “Allocation Statement”) prepared pursuant to the requirements in Clause 6.7(c).
(e)The Buyer, the Sellers and the Transferred Companies shall file all Tax Returns and relevant Tax forms and information reports in a manner consistent with the allocation pursuant to the Allocation Statement.
6.8Prior to Completion, the Sellers and the Buyer shall procure that the relevant members of the Sellers’ Group (which includes Level 3) and the Buyer’s Group complies with their respective obligations under the Separation Planning Protocol. For purposes of those activities and to address the resolution of any issues arising under the Separation Planning Protocol, Schedule 8 (Governance) of the Transitional Services Agreement will be binding on the Sellers, Level 3 and the Buyer from the date of this Agreement. For the avoidance of doubt, completion of the activities under the Separation Planning Protocol is not a condition to Completion.
7COMPLETION
7.1Completion shall take place remotely or at the offices of the Sellers’ Solicitors on the first day of the month which follows the calendar month in which all of the Conditions have been satisfied or waived (such date being the “Condition Satisfaction Date”) provided that if there are not at least 12 Business Days between the Condition Satisfaction Date and the first day of the next calendar month then Completion shall take place on the first day of the second calendar month following the Condition Satisfaction Date (or such other date as the parties shall agree).
7.2On Completion, the Sellers and the Buyer shall comply with their respective obligations in Schedule 4 (Completion formalities ).
7.3If any of the transactions set out in Schedule 4 (Completion formalities ) does not take place as provided in that schedule, the Buyer, in the case of non-compliance by the Sellers, or the Sellers, in the case of non-compliance by the Buyer, may at their election and, in each case, without prejudice to their other rights and remedies:
(a)defer Completion to the first day of the following calendar month; or

(b)proceed to Completion so far as is practicable on the original proposed date (which, for the avoidance of doubt, must be on the first day of a calendar month); or
(c)following the deferral at Clause 7.3(a) (if the transactions have still not taken place) terminate this Agreement in which case the provisions of Clause 20 (Termination) shall apply.
8SELLERS’ WARRANTIES
8.1The Sellers warrant to the Buyer that each of the following statements is now and will at Completion (by reference to the facts and circumstances existing at the relevant time) be true and accurate:
(a)the information contained in Schedule 2 (Other Transferring Companies ) is true, complete and accurate;
(b)the only directors of a Transferring Company are the persons specified in relation to that Transferring Company in Schedule 2 (Other Transferring Companies );
(c)the Sellers have the power and authority to enter into the Transaction Documents and to fully perform their obligations under them and the Transaction Documents will, when executed, constitute valid, legal and binding obligations on the Sellers in accordance with their terms;
(d)other than the Conditions, the Sellers have obtained all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower them to enter into and to perform their obligations under the Transaction Documents;
(e)other than the Conditions, the entry into and the exercise by the Sellers of their rights and performance of their obligations under the Transaction Documents and the transactions contemplated by them will not constitute a breach or give rise to a default under any applicable laws or regulations or any order, decree, judgement, contract or other obligation binding on them (including any provision of their constitutional documents) which has or could have a material adverse effect on their ability to execute or perform their obligations under the Transaction Documents;
(f)the Sellers are not a party to any litigation, arbitration or administrative proceedings, nor are they the subject of any governmental, regulatory or official investigation or enquiry which in each case is in progress and which has a material adverse effect on their ability to execute or perform their obligations under the Transaction Documents;
(g)no action or steps have been taken by the Sellers, nor has legal proceedings started or been threatened against any Seller for:
(i)its winding up or dissolution;
(ii)it to enter into any arrangement or composition for the benefit of creditors in any country or jurisdiction, including but not limited to a bankruptcy case under Title 11 of the United States Code or an assignment for the benefit of creditors; or
(iii)the appointment of a receiver, administrator, administrative receiver, liquidator, supervisor, compulsory manager, trustee or similar person of any of its revenues or assets, and none of the Sellers are unable to pay its debts when due within the meaning of applicable insolvency legislation.
8.2The Sellers’ Guarantor warrants to the Buyer that each of the following statements is now and will at Completion (by reference to the facts and circumstances existing at the relevant time) be true and accurate:

(a)the Sellers’ Guarantor has the power and authority to enter into the Transaction Documents and to fully perform its obligations under them and the Transaction Documents will, when executed, constitute valid, legal and binding obligations on the Sellers’ Guarantor in accordance with their terms;
(b)other than the Conditions, the Sellers’ Guarantor has obtained all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower them to enter into and to perform their obligations under the Transaction Documents;
(c)other than the Conditions, the entry into and the exercise by the Sellers’ Guarantor of its rights and performance of its obligations under the Transaction Documents and the transactions contemplated by them will not constitute a breach or give rise to a default under any applicable laws or regulations or any order, decree, judgement, contract or other obligation binding on them (including any provision of its constitutional documents) which has or could have a material adverse effect on its ability to execute or perform its obligations under the Transaction Documents;
(d)the Sellers’ Guarantor is not a party to any litigation, arbitration or administrative proceedings, nor are they the subject of any governmental, regulatory or official investigation or enquiry which in each case is in progress and which has a material adverse effect on its ability to execute or perform its obligations under the Transaction Documents;
(e)no action or steps have been taken by the Sellers’ Guarantor, nor has legal proceedings started or been threatened against the Sellers’ Guarantor for:
(i)its winding up or dissolution;
(ii)it to enter into any arrangement or composition for the benefit of creditors in any country or jurisdiction, including but not limited to a bankruptcy case under Title 11 of the United States Code or an assignment for the benefit of creditors; or
(iii)the appointment of a receiver, administrator, administrative receiver, liquidator, supervisor, compulsory manager, trustee or similar person of any of its revenues or assets, and the Sellers’ Guarantor is not unable to pay its debts when due within the meaning of applicable insolvency legislation.
8.3The liability of the Sellers in connection with this Agreement is limited in accordance with the provisions of Schedule 5 (Seller protection provisions ).
9SPECIFIC INDEMNITIES
9.1The Sellers shall indemnify the Buyer fully on demand in respect of all Losses incurred, suffered or sustained by any member of the Buyer’s Group resulting from or arising out of any of the following:
(a)the steps and actions taken by any member of the Sellers’ Group and/or any Transferring Company to give effect to the Reorganisation (including but not limited to for the avoidance of doubt any claim against any member of the Transferring Companies if and to the extent it relates to the Excluded Assets) (provided always that in no circumstances shall the Sellers have any liability to Buyer / Buyer’s Group under this Clause 9.1(a) in relation to (i) the Assumed Liabilities (other than in respect of the steps or actions relating to the Reorganisation pursuant to which they were assumed); and (ii) any fees, costs or expenses incurred by the Buyer or any member of the Buyer’s Group in connection with: the consideration of the Reorganisation; negotiation of this Agreement or any other Transaction Document; and/or review of any document or proposal relating to the consummation of any steps contemplated under the Reorganisation whether incurred before, on or after the date of this Agreement);

(b)to the extent that the Reorganisation is not complete prior to Completion, all fees, costs and expenses reasonably incurred by the Buyer or any member of the Buyer’s Group in connection with completing the Reorganisation or arising out of the failure by the Sellers to have completed the Reorganisation on or before Completion;
(c)the termination of employment of any employees of the Transferring Companies by a member of the Sellers’ Group prior to Completion or any failure by a member of the Sellers’ Group prior to Completion to comply with any information or consultation obligations in respect of the Reorganisation (including without limitation the transfer of the employment of the Retained Employees), save to the extent that such failure arises from any act or omission by the Buyer Group to comply with its legal obligations;
(d)The employment or the termination of the employment of any Retained Employees who remain in the employment of any Transferring Company at Completion (but excluding any liability arising from any discriminatory acts or omissions of the dismissing party) subject to the following procedure:
(i)if Buyer or Seller become aware that a Retained Employee remains or alleges that they remain in the employment of a Transferring Company after Completion, they will notify the other party within 7 days of becoming aware;
(ii)within 14 days of such notification, Seller may make or procure an offer of employment to the Retained Employee or seek to reach agreement on a settlement of their claims and the Buyer will provide reasonable co-operation; and
(iii)if the Retained Employee remains or alleges that they remain in employment with a Transferring Company 28 days after the notification referred to at Clause 9.1(d)(i), the Transferring Company will dismiss the Retained Employee within a further 28 days and shall use reasonable endeavours to hold an individual consultation meeting (in person or electronically) with such Retained Employee prior to dismissal;
(e)any claim by an Employee or former employee or contractor or former contractor of a Transferring Company for underpayment of holiday pay in respect of any holiday taken in any period prior to Completion;
(f)the claims brought by former employees in France referred to in the Data Room at 2.101.17;
(g)any claim by an Employee or former employee of a Transferring Company in France related to the validity and enforceability of their working time scheme set in days over the year (“forfait-jours”), including notably any overtime hours and damages claimed, in respect of any period prior to Completion; and
(h)a Transferring Company is or becomes liable to make a payment under the agreement for the supply of on rail services between a Transferring Company and Telent Technology Services Limited (“Telent”) in respect of any debt which arises under Section 75 or 75A of the Pensions Act 1995 in relation to Telent’s participation in the Telent Technology Services Limited (Omnibus) Section of the Railways Pension Scheme.
10BUYER WARRANTIES
10.1The Buyer warrants that the statements set out at paragraph 1 to paragraph 6 (inclusive) of Schedule 9 (Buyer warranties) are now and will at Completion (by reference to the facts and circumstances existing at the relevant time) be true and accurate in relation to itself only and warrants that the statement set out at paragraph 7 of Schedule 9 (Buyer warranties) is now true and accurate.

11POST-COMPLETION MATTERS
11.1Release of guarantees
(a)Following Completion the Buyer shall use reasonable endeavours to procure the release and discharge as soon as reasonably practicable the guarantees, indemnities or other assurances entered into by the Sellers or any member of the Sellers’ Group which relate in whole or in part to the Business listed in Schedule 10 (Guarantees ) (the “Guarantees”).
(b)Following Completion the Buyer shall:
(i)promptly supply to each recipient of a Guarantee (each an “Assured party”) such financial and other information relating to the Buyer’s Group as the Assured party may reasonably request in order to replace such Guarantee;
(ii)enter into and arrange for a suitable member of the Buyer’s Group to provide such guarantee, indemnity or other assurance or commitment or other form of security in favour of the Assured party or arrange for such third party financial guarantee, such bond, letter of credit or other form of assurance to be issued by a financial institution of sufficient credit rating as the Assured party may reasonably require for such purposes as a condition of release or discharge of any guarantee, indemnity or other assurance provided that, in each case, the Buyer shall not be required to offer a guarantee under which the amount of its liability is greater than the limit of liability set out above in relation to the Guarantee;
(iii)promptly to arrange and attend such meetings with the Assured party as may be reasonably necessary to obtain any relevant release or discharge; and
(iv)keep the Sellers’ Representative reasonably informed of the progress it is making in obtaining all releases and discharges and, upon written request by it, provide an update of such progress, and shall indemnify the Sellers and each member of the Sellers’ Group from and against all losses suffered or incurred by it in connection with it not being released from any such guarantees, indemnities or other assurances on Completion (and pay to the Sellers an amount equivalent to all such losses on demand) provided that the Sellers shall, and shall procure that each member of the Sellers’ Group take all reasonable steps to mitigate any such losses (without restricting in any way the ability of the Sellers’ Group to operate their business in the ordinary course).
11.2Access to records
(a)Promptly following Completion the Sellers shall send to the Buyer at its registered office copies of any material books, records and papers of any Transferring Company not held by such Transferring Company.
(b)For a period of six years following Completion, the Buyer shall (and shall procure that each other member of the Buyer’s Group and their respective agents and advisers shall) upon written request and subject to them having entered into appropriate confidentiality agreements provide the Sellers with such information of any Transferring Company as the Sellers may reasonably require in order to comply with any regulatory or tax reporting obligations.
11.3Employee Matters
The Parties shall comply with their respective obligations under Schedule 13 (LTIP/Retention ).

11.4Activities
The provisions of Schedule 15 (Additional Covenants ) shall apply to the activities of the Sellers following Completion.
12SELLERS GUARANTEE
12.1In consideration of the entry of the Buyer into this Agreement, the Sellers’ Guarantor irrevocably and unconditionally as primary obligor undertakes and guarantees to the Buyer on demand the performance by each Seller of all its obligations in respect of each Transaction Document, including the due and punctual payment of all sums now or subsequently payable by any Seller to the Buyer under any Transaction Document.
12.2If a Seller defaults in the performance of any obligations under any of the Transaction Documents, including the due and punctual payment of any sums now or subsequently payable by a Seller to the Buyer under this Agreement, the Sellers’ Guarantor shall on demand perform (or procure the performance of) that obligation, so that the same benefits shall be conferred on the Buyer as would have been received if the relevant Seller had duly performed that obligation and indemnify the Buyer on demand from and against all Losses suffered or incurred by the Buyer as a result or in connection with any default by a Seller in the performance of its obligations.
12.3The obligations and liabilities of the Sellers’ Guarantor in this Clause 12 (Sellers guarantee ) are continuing obligations and liabilities which shall remain in force until all the obligations of the Sellers under the Transaction Documents have been performed.
12.4The obligations of the Sellers’ Guarantor under this Clause 12 (Sellers guarantee ) shall not be affected by anything which, but for this Clause 12 (Sellers guarantee ), might operate to release or otherwise exonerate it from or affect its obligations.
12.5The Buyer may make one or more demands under this Clause 12 (Sellers guarantee ).
13ANNOUNCEMENTS AND CONFIDENTIALITY
13.1Subject to the following provisions of this Clause 13 (Announcements and confidentiality ), no announcement shall be made in relation to this Agreement unless:
(a)it is agreed in writing by the Buyer and the Sellers’ Representative (the “Agreed Announcement”); or
(b)it is required to be made by law or by any securities exchange or regulatory or governmental body to which a party or its Associates is subject, in which case that party shall to the extent reasonably practicable consult with the other party as to the form, content and timing of the announcement.
13.2Nothing in this Agreement shall restrict the Buyer from communicating with the employees of any member of the Buyer’s Group, any parties to any contract made with any member of the Buyer’s Group and with any current or prospective customer of or supplier to any member of the Buyer’s Group in relation to the fact of the acquisition of any Transferring Company or matters incidental to the future operations of any business of any member of the Buyer’s Group provided that such communication reflects the Agreed Announcement.
13.3Nothing in this Agreement shall restrict the Sellers after Completion from communicating with:
(a)the employees of any member of the Sellers’ Group provided that such communication reflects the Agreed Announcement; and

(b)any parties to any contract made with any member of the Sellers’ Group or with any current or prospective customer or supplier to any member of the Sellers’ Group in relation to the fact of the disposal of any Transferring Company provided that such communication reflects the Agreed Announcement.
13.4Each Seller shall not, and shall procure that each other member of the Sellers’ Group shall not at any time disclose any Confidential Information relating to the Transferring Companies or the Buyer’s Group unless and then only to the extent that such disclosure is:
(a)made by a party on a confidential basis to its professional advisers in connection with their provision of professional services;
(b)made by a party on a confidential basis to its financiers or potential financiers in connection with its financing or refinancing arrangements;
(c)required by a party in connection with an application for a tax clearance, grant or other concession;
(d)made under the terms of an announcement permitted by this Agreement;
(e)required to be made by law or by any securities exchange or regulatory or governmental body to which the disclosing party is subject provided that it shall (to the extent permitted) immediately notify the other party of this fact and take into account its reasonable requirements as to the timing, content and manner of making such disclosure; or
(f)restricted to information which at the time of disclosure is in the public domain (other than as a result of a breach by the disclosing party or any member of its group of any of the Transaction Documents).
13.5The Buyer shall not, and shall procure that each other member of the Buyer’s Group shall not at any time disclose any Confidential Information relating to the Sellers’ Group unless and then only to the extent that disclosure is:
(a)made by a party on a confidential basis to its professional advisers in connection with their provision of professional services;
(b)made by a party on a confidential basis to its financiers or potential financiers in connection with its financing or refinancing arrangements;
(c)required by a party in connection with an application for a tax clearance, grant or other concession;
(d)made under the terms of an announcement permitted by this Agreement;
(e)required to be made by law or by any securities exchange or regulatory or governmental body to which the disclosing party is subject provided that it shall (to the extent permitted) immediately notify the other party of this fact and take into account its reasonable requirements as to the timing, content and manner of making such disclosure; or
(f)restricted to information which at the time of disclosure is in the public domain (other than as a result of a breach by the disclosing party or any member of its group of any of the Transaction Documents).
13.6The parties shall not, and the Sellers shall procure that no member of the Sellers’ Group and the Buyer shall procure that no member of the Buyer’s Group shall, disclose or otherwise make use of (and shall use all reasonable endeavours to prevent the publication or disclosure of) the contents or terms of any of the Transaction Documents, unless and then only to the extent that disclosure is:
(a)made by a party on a confidential basis to its professional advisers in connection with their provision of professional services;

(b)made by a party on a confidential basis to its financiers or potential financiers in connection with its financing or refinancing arrangements;
(c)required by a party in connection with an application for a tax clearance, grant or other concession;
(d)made under the terms of an announcement permitted by this Agreement;
(e)required to be made by law or by any securities exchange or regulatory or governmental body to which the disclosing party is subject provided that it shall (to the extent permitted) immediately notify the other party of this fact and take into account its reasonable requirements as to the timing, content and manner of making such disclosure; or
(f)restricted to information which at the time of disclosure is in the public domain (other than as a result of a breach by the disclosing party or any member of its group of any of the Transaction Documents).
14ASSIGNMENT
14.1This Agreement shall be binding on and inure for the benefit of the successors and permitted assigns of the parties.
14.2Subject to Clause 14.3 no party may without the written consent of the other assign, transfer, grant any security interest over or hold on trust any of its rights or obligations under this Agreement or any interest in them.
14.3The Buyer may without the consent of the Sellers charge and/or assign all or any of its rights under this Agreement to any person by way of security for borrowings.
14.4The Sellers may without the consent of the Buyer assign all or any of their rights under this Agreement to any member of the Sellers’ Group provided that before ceasing to be a member of the Sellers’ Group any assignee shall assign all assigned rights back to the Sellers or another member of the Sellers’ Group.
14.5In relation to any assignment under Clause 14.3:
(a)the assignor shall notify the other party as soon as reasonably practicable (and in any event within two Business Days) of the assignment;
(b)any assignee shall not be entitled to receive under this Agreement any greater benefit than the assignor would have been entitled to under this Agreement, and no party shall incur any increase in liability under this Agreement which would not have occurred but for the assignment; and
(c)if an obligation to assign back rights has arisen, no person shall be entitled to exercise the rights in question until such assignment has been completed as required.
15SELLERS’ REPRESENTATIVE
15.1Each Seller:
(a)irrevocably and unconditionally appoints Level 3 International Inc. to act on that Seller’s behalf in relation to any act, matter or thing required or permitted by the terms of the Transaction Documents and any documents referred to in or ancillary to any Transaction Document, to be done by the Sellers or any of them (the “Sellers’ Representative”);
(b)acknowledges that the Buyer is entitled to treat any act, matter or thing done by the Sellers’ Representative as binding on all Sellers and is not required to enquire further in respect of such act, matter or thing; and
(c)acknowledges that the Buyer may discharge any obligation under the Transaction Documents to give any payment, document, notice or other thing to one or more of the Sellers (including any document served to initiate or as part of any Claims against any one or more of the Sellers) by giving it to the Sellers’ Representative.
15.2The Sellers may, acting jointly, replace the Sellers’ Representative named in Clause 15.1(a) (or any replacement notified to the Buyer under this Clause) with another Sellers’ Representative, who shall be one of the Sellers, provided that the Sellers shall ensure that at all times a Sellers’ Representative is validly appointed in accordance with the terms of this Agreement. If for any reason the Sellers’ Representative named in Clause 15.1(a) (or its successor) is replaced as the Sellers’ Representative under this Agreement, the Sellers shall notify the Buyer of the newly appointed Sellers’ Representative and shall promptly provide such evidence of the validity of the appointment as the Buyer may reasonably request. Until the Buyer receives that notification (and, if applicable, evidence), it shall be entitled to treat the Sellers’ Representative named in Clause 15.1(a) (or its successor) as the Sellers’ Representative for the purposes of this Agreement.
15.3The Sellers shall bear all costs (including reasonable legal costs) and expenses (including Tax) of the Sellers’ Representative.
16ENTIRE AGREEMENT
16.1The Transaction Documents contain the entire agreement between the parties, and replace all previous agreements and understandings between them, relating to their subject matter.
16.2The parties agree that no representations, warranties, undertakings or promises have been expressly or impliedly given in respect of the subject matter of the Transaction Documents, and they are not relying on any representation, warranty, undertaking or promise, other than those which are expressly stated in the Transaction Documents.
16.3Other than in relation to a statement made fraudulently:
(a)neither party shall have any right or remedy in respect of any statement (whether negligent or innocent) not set out in the Transaction Documents upon which it relied in entering into the Transaction Documents; and
(b)the only right or remedy that a party shall have in connection with the Transaction Documents (including for any statement repeated or deemed made in it, whether negligent or innocent) shall be for breach of contract and neither party shall be entitled to rescind or (except as otherwise expressly provided in this Agreement) terminate this Agreement nor shall they have the right to bring a claim in tort or under the Misrepresentation Act 1967 in connection with the Transaction Documents.
16.4Any terms or conditions which may be implied by law in relation to the Transaction are excluded to the fullest extent permitted by law or, if and to the extent incapable of exclusion, any right or remedy in relation to them is irrevocably waived.
17NON-RECOURSE
17.1Any claim under or in connection with a Transaction Document (including its negotiation or performance) may be made only against the persons expressly identified as parties to that Transaction Document (each such person being, in relation to the relevant document, a “Transaction party”).
17.2To the maximum extent permitted by applicable law, any person who is not a Transaction party in relation to a Transaction Document (including any shareholder, director, officer, employee, agent or adviser to any Transaction party) (each a “Non-party”), shall not have any liability under or in connection with that document (including its negotiation or performance, or in connection with the Warranties or any facts, matters or circumstances which may or might have been Disclosed) and the parties hereby waive and release, and undertake to procure the release and waiver by any Associate of it (including in the case of the Buyer, each member of the Buyer’s Group) of, all claims against and liabilities of any Non-party.

17.3Save with regards to any liabilities to the extent that they have been specifically included in Net Debt or Working Capital, each Seller irrevocably waives, and shall procure that each other member of the Sellers’ Group irrevocably waives, in each case with effect from the date of Completion, all claims arising on or before the date of Completion against:
(a)each Transferring Company; or
(b)the respective officers, employees and workers of each member of the Buyer’s Group, and undertakes, if any claim is made against any Seller in connection with the sale of the Shares, not to make any claim against or seek any contribution from any such person or any member of the Buyer’s Group and undertakes that no other person claiming under or through them will make any such claim or seek any such contribution.
18FURTHER ASSURANCE
Each party shall at the cost of the requesting party execute any document and do anything else that the requesting party reasonably required to give effect to the transfer of the Shares provided for in this Agreement.
19COSTS
Except as provided otherwise in any Transaction Document, each party shall pay the costs and expenses incurred by it in connection with the drafting and negotiation of the Transaction Documents.
20TERMINATION
20.1Subject to Clause 20.1(a), this Agreement shall automatically terminate with immediate effect and each party’s rights and obligations shall cease to have force and effect in the circumstances contemplated by Clause 5.9 or Clause 7.3(c).
(a)If this Agreement is terminated or terminates in accordance with Clause 20.1:
(i)no party shall have any claim under this Agreement except in respect of any rights and liabilities which have accrued in consequence of a breach of this Agreement before termination or under any of the Surviving Provisions; and
(ii)the Surviving Provisions and any other provisions which expressly or by implication are necessary for the enforcement or interpretation of this Agreement shall survive termination, and the Buyer shall return to the Sellers or destroy all documents (including information in electronic form) concerning the any Transferring Company or the Sellers which have been provided to it in connection with this Agreement and will not use or make available to another person information which it or its advisers have been given in respect of any Transferring Company or the Sellers and which is not in the public domain in accordance with the terms of the confidentiality agreement entered into by the Buyer in relation to the Transaction dated 29 April 2022.
21PAYMENTS
21.1All sums payable under or pursuant to this Agreement shall be paid free of:
(a)any counterclaim or set-off of any kind; and
(b)any other deduction or withholding, except those required by law.
21.2If in relation to any payment by the Buyer to the Sellers or the Sellers to the Buyer any deduction or withholding is required by law, or any amount (other than the Consideration or the payment of the Shareholder Debt Amount (if any)) paid under this Agreement is subject to Tax (or would have been but for the use of any Buyer’s relief or Accounts relief by the Buyer or Sellers relief by the Sellers (as those terms are defined in the Tax Deed)), the payer shall also pay to the recipient such amount as will ensure that the net receipt, after Tax, is the same as it would have been had there been no Tax, deduction or withholding.
21.3Clause 21.2 shall not apply to the extent that the deduction, withholding or Tax would not have arisen but for the payee:
(a)not being resident for Tax purposes in the case of a Seller the US or in the case of the Buyer the UK; or
(b)having assigned its rights under the Agreement.
21.4A Seller which is making any payment under this Agreement and the Buyer shall use reasonable (and which are requested by the Seller) endeavours to ensure that such payment can be paid free from any deduction or withholding, including, for the avoidance of doubt, the Buyer providing the Seller with any reasonable information requested by the Seller and/or completing any forms that the Buyer is validly able to complete as soon as is reasonably practicable to enable that Seller to reasonably satisfy itself that such payment may be made free from deduction or withholding.
21.5If: (i) any payment made under this Agreement (the “Relevant Payment”) is subject to deduction or withholding; (ii) the provisions of Clause 21.2 of this Agreement apply in respect of the Relevant Payment; and (iii) the Buyer determines that it is entitled to a repayment or rebate in respect of the Relevant Payment pursuant to an applicable double tax treaty (the “Rebate”), the Buyer shall:
(a)Notify the relevant Seller of the Buyer’s entitlement to the Rebate;
(b)Upon written request from the relevant Seller, use reasonable endeavours to claim the Rebate; and
(c)Pay to the Seller the lesser of:
(i)the amount of the Rebate, less any reasonable out of pocket costs incurred by the Buyer in connection with obtaining the Rebate; and
(ii)the amount by which the Relevant Payment was increased as a result of Clause 21.2 of this Agreement
21.6Any payment required to be made pursuant to this Agreement shall be effected by crediting for same day value the account specified in this Agreement (or such other account as the party may notify to the other on no less than two Business Days’ notice) by way of electronic transfer on or before the due day for payment. If a party defaults in making payment when due of any sum payable under this Agreement, its liability shall be increased to include interest on that sum from the date when payment was due until the date of actual payment (after as well as before judgment) at 3% above the official bank rate of the Bank of England in force from time to time. The interest payable shall accrue from day to day and be compounded monthly.
21.7Any payment by the Sellers under this Agreement or the Tax Deed shall, to the extent permitted by law, be treated as reducing the Consideration paid by the Buyer and received by the Sellers for the Shares.
22LIABILITY AND RELEASE
22.1The obligations of the Sellers under this Agreement are several. If any obligation of one or some but not all of the Sellers is, or becomes, illegal, invalid or unenforceable in any respect, that shall not affect or impair the obligations of the other Sellers under this Agreement.

22.2Any obligation of the Sellers to the Buyer under this Agreement may in whole or in part be released or compromised by the Buyer in its absolute discretion without in any way prejudicing or affecting the Buyer’s rights against any other or others of the Sellers.
23EFFECT OF COMPLETION
Obligations under this Agreement which have not been fully performed by or on Completion and the rights and remedies available under it shall remain in full force and effect despite Completion.
24SEVERABILITY
If any provision of this Agreement is held by a court of competent jurisdiction or arbitral tribunal to be invalid or unenforceable the other provisions shall remain in full force to the fullest extent permitted by law. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force to the extent not held invalid or unenforceable and the provision in question shall apply with any modification that may be necessary to make it valid or enforceable.
25WAIVER
25.1A failure or delay in exercising any right or remedy under this Agreement shall not constitute a waiver of that right or remedy. A single or partial exercise of any right or remedy shall not prevent the further exercise of that right or remedy. A waiver of a breach of this Agreement shall not constitute a waiver of any other or repeated breach.
26THIRD PARTY RIGHTS
26.1The parties do not intend any third party to have the right to enforce any provision of this Agreement under the Contracts (Rights of Third Parties) Act 1999 except that any member of the Buyer’s Group may enforce and rely on Clause 17.3 but that provision may be terminated, amended or modified in any manner without their written consent.
26.2The parties may terminate or vary or waive any right or obligation under this Agreement without the consent of any third party.
27VARIATIONS
No variation of this Agreement and any other document entered into in connection with it shall be effective unless it is in writing and signed by or on behalf of each party.
28NOTICES
28.1Any notice under or in connection with this Agreement must be in English, in writing, signed by or on behalf of the person making it and delivered by hand or sent by recorded delivery post (or airmail, if the destination is outside the country of origin), or email to the relevant party at its address and for the attention of the individual set out below (or as notified in accordance with this Clause).
(a)The Buyer
Address:    Colt House, 20 Great Eastern Street, London EC2A 3EH, UK
Email address:    [Intentionally omitted]
Attention:    General Counsel

(b)The Sellers’ Representative and Sellers’ Guarantor
Address:    c/o Lumen Technologies, Inc., 100 CenturyLink Drive, Monroe, Louisiana 71203
Email address:    [Intentionally omitted]
Attention:    Stacey W. Goff and Bob McCarthy
With a copy to:    Bryan Cave Leighton Paisner LLP
Address:    Governors House, 5 Laurence Pountney Hill, London EC4R 0BR
Email address:    [Intentionally omitted]
Attention:    Andrew Hart
28.2A party may notify a change to its details specified in Clause 28.1. The new address shall take effect two Business Days after receipt of that notice or such later date as may be specified in the notice.
28.3Without evidence of earlier receipt, communications complying with Clause 28.1 are deemed received:
(a)if delivered by hand, at the time of delivery; or
(b)if sent by “Special Delivery 9.00am/Next Day” or “Recorded Signed For” delivery, at 9.00am on the second Business Day after posting, or (if sent by airmail) fifth, Business Day after posting; or
(c)if sent by email, at the earlier of:
(i)the time a return receipt is generated automatically by the recipient’s email server;
(ii)the time the recipient acknowledges receipt; and
(iii)24 hours after transmission,
unless the sender receives notification that the email has not been successfully delivered, except that if deemed receipt would occur before 9.00am on a Business Day, it shall instead be deemed to occur at 9.00am on that day and if deemed receipt would occur after 5.00pm on a Business Day, or on a day which is not a Business Day, it shall instead be deemed to occur at 9.00am on the next Business Day. References in this Clause to a time of day are to the time of day at the location of the recipient.
28.4In proving the giving of a communication, it shall be sufficient to prove that delivery was made to the appropriate address, the communication was properly addressed and posted by prepaid recorded delivery post or prepaid airmail or the email was sent to the appropriate email address and dispatch of transmission from the sender’s external gateway was confirmed as specified pursuant to Clause 28.1.
28.5If a person for whose attention communications must be marked has been specified pursuant to Clause 28.1, a communication will be effective only if it is marked for that person’s attention or copied to that person (as the case may be).
28.6This Clause does not apply to the service of any document required to be served in relation to legal proceedings.
28.7Unless, otherwise stated, a communication given by any Seller in accordance with this Clause shall be deemed to have been given on behalf of all of the Sellers.

29SERVICE OF PROCESS
29.1Each of the Sellers and the Sellers’ Guarantor irrevocably appoint Lumen Technologies APAC Holdings Limited (company number 13517649) at its registered office as their agent for service of process in relation to any English court proceedings in connection with this Agreement.
29.2Service on the agent (as named above or notified in accordance with this Clause 29 (Service of process)) shall be deemed to be valid service whether or not the process is received by the Seller.
29.3If an agent changes its address to another address in England, the relevant party who appointed them (“Appointer”) shall within five Business Days notify the other party of the new address.
29.4If an agent ceases to be able to act as agent or to have an address in England, the Appointer shall within five Business Days notify the other party of the appointment of a new agent acceptable to the other party, failing which the other party may serve proceedings on the Appointer in the Financial Times newspaper stating how the Appointer may obtain a copy of the proceedings. The proceedings shall be deemed to be served on the date of publication of the advertisement.
29.5Nothing in this Agreement shall affect any party’s right to serve process in any other manner permitted by law.
30COUNTERPARTS
This Agreement may be executed in any number of counterparts, which shall each constitute an original and together constitute one agreement. If this Agreement is executed in counterpart, it shall not be effective unless each party has executed at least one counterpart. Facsimile, pdf or other electronic signatures shall be valid and binding to the same extent as original “wet ink” signatures.
31GOVERNING LAW AND JURISDICTION
31.1This Agreement and any non-contractual obligations arising in connection with it (and, unless provided otherwise, any document entered into in connection with it) shall be governed by and construed in accordance with English law.
31.2All disputes between the parties arising under or in connection with this Agreement, including any questions regarding its existence, validity, breach or termination but excluding any dispute which is resolved pursuant to the provisions of Schedule 7 (Completion Statements ) shall be finally settled under the Rules of Arbitration of the London Court of International Arbitration (“LCIA”) in effect at the time of arbitration (the “Rules”). In the event of any conflict between the Rules and this Agreement, the provisions of this Agreement shall prevail.
31.3The number of arbitrators shall be three. The claimant and the respondent shall each nominate one member to the Arbitral Tribunal (as defined in the Rules). The seat, or legal place, of arbitration shall be London, UK. The language to be used in the arbitral proceedings shall be English. Service of any request for arbitration made under Clause 31.2 must be made in accordance with the provisions of Clause 28 (Notices ).
31.4The Arbitral Tribunal shall award to each party, if any, as determined by the Arbitral Tribunal in accordance with Article 28.4 of the Rules, all of their respective Costs and Fees. “Costs and Fees” mean all reasonable pre-award expenses of the arbitration, including the arbitrators’ fees, administrative fees, travel expenses, out-of-pocket expenses (such as copying and telephone), court costs, witness fees and reasonable, documented attorneys’ fees (other than on a contingent fee basis).
31.5Notwithstanding Clause 31.2, any provision in the Rules that is void, unenforceable or otherwise impermissible under English law shall not be deemed to be incorporated into this Agreement and shall not apply in any arbitration conducted under this Agreement.

Signed by the duly authorised representatives of the parties on the date of this Agreement

EXECUTION PAGE

Signed by /s/ Stacey W. Goff___________ for and on behalf of Global Crossing Telecommunications, Inc.	) ) )	Stacey W. Goff
Duly authorised person

Signed by /s/ Stacey W. Goff___________ for and on behalf of Level 3 International Services, Inc.	) ) )	Stacey W. Goff
Duly authorised person

Signed by /s/ Stacey W. Goff___________ for and on behalf of Level 3 International, Inc.	) ) )	Stacey W. Goff
Duly authorised person

Signed by /s/ Stacey W. Goff___________ for and on behalf of CenturyLink Communications, LLC	) ) )	Stacey W. Goff
Duly authorised person

Signed by /s/ Stacey W. Goff___________ for and on behalf of Level 3 Parent, LLC	) ) )	Stacey W. Goff
Duly authorised person

Signed by /s/ Caroline Griffin Pain______ for and on behalf of Colt Technology Services Group Limited	) ) )	Caroline Griffin Pain
Duly authorised person